12/15


03045575

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chr Hansen

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34732 FISCAL YEAR 8-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
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OICF/BY: dlw

DAT : 1/12/04

82-34732

ANNUAL REPORT 2002/03

CHR. HANSEN

Improving the quality of food and health for people all over the world

CHR. HANSEN GROUP ANNUAL REPORT 2002/03



CONTENTS


CHR. HANSEN
Group

KEY FIGURES FOR THE CHR. HANSEN GROUP

DKKm	Fully diluted key figures 02/03	02/03	01/02	00/01	99/00	98/99
Income statement						
Revenue		**4,336**	4,660	4,648	4,305	3,544
Operating profit before amortization of goodwill (EBITA)		**336**	373	346	495	445
Operating profit (EBIT)		**269**	303	272	423	406
Net financial items		**(130)**	(130)	(158)	(111)	(100)
One-off expenses/income		**-**	-	(74)	-	30
Profit from ordinary activities before tax		**139**	173	40	312	336
Extraordinary costs after tax		**(40)**	-	-	-	-
Net profit/(loss)for the year		**9**	49	(38)	163	172
Operating profit before depreciation and amortization (EBITDA)		**566**	609	583	691	603
Average number of employees		**3,561**	3,423	3,622	3,601	3,208
Balance sheet						
Total assets		**5,236**	5,388	5,897	6,006	4,839
Invested capital		**4,170**	4,329	4,792	4,814	3,761
Net interest-bearing debt		**2,297**	2,314	2,654	2,508	1,726
Equity	**1,927**	**1,911**	1,977	2,115	2,242	1,960
Cash flow and investments						
Depreciation and amortization		**297**	306	311	268	197
of which amortization of goodwill		***67***	*70*	*74*	*71*	*40*
Cash flow from operating activities		**272**	555	247	140	328
Cash flow from investing activities		**(282)**	(226)	(354)	(742)	(1,535)
Free cash flow		**(10)**	329	(107)	(602)	(1,209)
Information on shares						
Dividend pay-out ratio		**20**	20	20	35	25
Share capital		**101**	101	101	101	101
Shares in thousands of DKK 10 each	**10,193**	**10,128**	10,128	10,128	10,128	10,128
Share price - DKK		**295**	233	258	275	353
Key figures						
Operating margin before amortization of goodwill (EBITA)		**7.8**	8.0	7.4	11.5	12.6
Operating margin (EBIT)		**6.2**	6.5	5.9	9.8	11.4
RONFA (Profit ratio 1)		**5.3**	5.6	4.8	8.2	10.8
ROAIC		**6.3**	6.6	5.7	9.9	13.3
ROACE		**7.3**	7.7	6.9	11.4	14.3
Equity ratio	**36.8**	**36.5**	36.7	35.9	37.3	40.5
Earnings per share before amortization of goodwill (EPSAA) - DKK	**11.5**	**11.5**	11.7	3.5	23.1	20.9
Earnings per share (EPS) - DKK	**4.9**	**4.9**	4.8	(3.8)	16.1	17.0
Cash flow per share (CFPS) - DKK	**23.7**	**23.8**	51.5	21.5	11.2	30.1
Price earnings ratio (PE)	**60.5**	**60.4**	48.6	(68.2)	17.1	20.8
Price cash flow (PCF)	**12.4**	**12.4**	4.5	12.0	24.5	11.8
Net asset value per share - DKK	**189.1**	**188.7**	195.2	208.8	221.4	193.5
Share price/Net asset value	**1.6**	**1.6**	1.2	1.2	1.2	1.8
Pay-out ratio		**213.0**	41.6	(52.9)	21.7	14.7
Growth						
Revenue		**4,336**	4,660	4,648	4,305	3,544
Growth in %		***(7)***	-	*8*	*21*	*15*
The growth is composed as follows:						
Organic growth		**2**	4	2	4	3
Exchange differences		**(9)**	(4)	4	6	(3)
Acquisitions		**-**	-	2	11	15

Definitions: Inside of back cover

KEY FIGURES FOR THE CHR. HANSEN GROUP

EURm*	Fully diluted key figures 02/03	02/03	01/02	00/01	99/00	98/99
Income statement						
Revenue		**584**	628	626	580	477
Operating profit before amortization of goodwill (EBITA)		**45**	50	47	67	60
Operating profit (EBIT)		**36**	41	37	57	55
Net financial items		**(17)**	(18)	(21)	(15)	(13)
One-off expenses/income		**-**	-	(10)	-	4
Profit from ordinary activities before tax		**19**	23	5	42	45
Extraordinary costs after tax		**(5)**	-	-	-	-
Net profit/(loss)for the year		**1**	7	(5)	22	23
Operating profit before depreciation and amortization (EBITDA)		**76**	82	79	93	81
Average number of employees		**3,561**	3,423	3,622	3,601	3,208
Balance sheet						
Total assets		**705**	726	794	809	652
Invested capital		**562**	583	645	648	506
Net interest-bearing debt		**309**	312	357	338	232
Equity	**260**	**257**	266	285	302	264
Cash flow and investments						
Depreciation and amortization		**40**	41	42	36	27
of which amortization of goodwill		***9***	*9*	*10*	*10*	*5*
Cash flow from operating activities		**37**	75	33	19	44
Cash flow from investing activities		**(38)**	(30)	(48)	(100)	(207)
Free cash flow		**(1)**	44	(14)	(81)	(163)
Information on shares						
Dividend pay-out ratio		**20**	20	20	35	25
Share capital		**14**	14	14	14	14
Shares in thousands of EUR 1.35 each	**10,193**	**10,128**	10,128	10,128	10,128	10,128
Share price - EUR		**40**	31	35	37	48
Key figures						
Operating margin before amortization of goodwill (EBITA)		**7.8**	8.0	7.4	11.5	12.6
Operating margin (EBIT)		**6.2**	6.5	5.9	9.8	11.4
RONFA (Profit ratio 1)		**5.3**	5.6	4.8	8.2	10.8
ROAIC		**6.3**	6.6	5.7	9.9	13.3
ROACE		**7.3**	7.7	6.9	11.4	14.3
Equity ratio	**36.8**	**36.5**	36.7	35.9	37.3	40.5
Earnings per share before amortization of goodwill (EPSAA) - EUR	**1.6**	**1.6**	1.6	0.5	3.1	2.8
Earnings per share (EPS) - EUR	**0.7**	**0.7**	0.6	(0.5)	2.2	2.3
Cash flow per share (CFPS) - EUR	**3.2**	**3.2**	6.9	2.9	1.5	4.1
Price earnings ratio (PE)	**60.5**	**60.4**	48.6	(68.2)	17.1	20.8
Price cash flow (PCF)	**12.4**	**12.4**	4.5	12.0	24.5	11.8
Net asset value per share - EUR	**25.5**	**25.4**	26.3	28.1	29.8	26.1
Share price/Net asset value	**1.6**	**1.6**	1.2	1.2	1.2	1.8
Pay-out ratio		**213.0**	41.6	(52.9)	21.7	14.7
Growth						
Revenue		**584**	628	626	580	477
Growth in %		***(7)***	-	*8*	*21*	*15*
The growth is composed as follows:						
Organic growth		**2**	4	2	4	3
Exchange differences		**(9)**	(4)	4	6	(3)
Acquisitions		**-**	-	2	11	15

*) Exchange rate DKK to EUR as at August 31, 2003 is used (100 EUR = 742.61 DKK)

THE CHR. HANSEN GROUP IS WELL POSITIONED

The financial year ended August 31, 2003, was yet another challenging but positive year for the Chr. Hansen Group, during which we successfully strengthened our position as a leading operator within ingredients and allergy treatment. The challenges were partly brought about by an average fall in exchange rates of 9%, along with the deepest global recession for ten years, war in Iraq with related unrest in the Middle East, SARS in Asia and an atmosphere of crisis in South America.

For the Ingredients Sector, the first three quarters of the year were characterized by a shortage of organic growth owing to these conditions, however, 6% growth was generated in Q4. Organic growth for the full year was 2%. Still, because exchange rates fell by 11%, revenue was 9% lower than last year, but EBITA increased by 5%. There are strong indications that the markets are stabilizing, and consumers are showing budding optimism. The EBITA margin for the Ingredients Sector increased to 13%, the highest level in the company's history, and 170 basis points better than last year. The return on average invested capital (ROAIC) rose by 150 basis points to 11.6%, which puts the Ingredients Sector at the upper end of our peer group. This improvement in performance was achieved through improved product profitability. Since we have also increased our costs for activities such as R&D and sales and marketing, the Ingredients Sector is well positioned for the time when growth in the global economy picks up again.

Looking at products in the pipeline, ALK-Abelló's large international Phase IIb-III study of the tablet-based vaccine against grass pollen allergy was completed in collaboration with Schering-Plough. The study comprises approximately 850 patients. We are now awaiting statistical processing and the final report so we can assess product safety and efficacy. We have also completed The AVANZ Study, which enrolled more than 400 patients in the UK. The largest of its kind in the world, this study generated additional documentation that subcutaneous vaccination against grass pollen allergy is effective. We have filed an application for approval of the product in Sweden with a view to subsequent marketing authorization in the UK and other European countries. Moreover, another study has been successfully completed within our core business, a study based on subcutaneous vaccination against house dust mite allergy in 130 patients in China. An application has now been filed for registration in China. Our core business is close to reaching a revenue level of DKK 1 billion, and EBITA has been increasing in spite of the adverse effects of falling exchange rates and a 6% mandatory price reduction in Germany.

At the beginning of the financial year, we forecast a profit from ordinary activities before tax of DKK 140-150 million (excluding provisions for the Serbia case and expenses for potentially spinning off ALK-Abelló). In the Q3 report, this target was reduced to DKK 100-110 million after adjustment for the DKK 16 million spent during the year preparing for a possible spin-off of ALK-Abelló. However, as performance in the last quarter of the year was better than expected, profit from ordinary activities was DKK 139 million, which is better than forecast in the Q3 report – and on a level with the forecast made at the beginning of the financial year. Thus, the Chr. Hansen Group continues to develop its two business areas to a point where they are both ready to stand on their own feet, also on the stock exchange. The groundwork has now been laid for creating shareholder value in the form of a potential separate listing of ALK-Abelló.

The Board of Directors and Corporate Management wish to thank the entire staff for their strong efforts and dedication during the past year – a year characterized by a high level of activity.

Board of Directors and Corporate Management

THE VISION OF THE CHR. HANSEN GROUP



OUR VALUES

We strive to:

- *Set challenging goals for all our activities and reach the goals*
- *Contribute to our business results and serve as ambassadors for our company*
- *Be accountable to our shareholders, customers, society, and each other*
- *Be open and honest in our business practices, thus protecting the integrity of the company*
- *Work as a team, actively pursuing our joint and continuing success*

The Chr. Hansen Group's vision is to improve the quality of food and health for people all over the world. Our shared, basic vision and shared values play an important role in ensuring that all employees focus on meeting the clearly defined strategic goals of the Chr. Hansen Group.

It is crucial to the future of the company that we create value for all stakeholders. We look after their interests in the following ways:

Shareholders: We strive to create value in all our activities in a careful balance between short- and long-term objectives.

Customers: We endeavour to be the company that best meets or exceeds our customers' expectations, thereby earning their continued loyalty.

Employees: We aim to offer all employees exciting and challenging jobs with the opportunity to utilize and develop their skills.

Society: By being a good neighbour, we want society to see the Chr. Hansen Group as a positive factor and take a positive view of all aspects of our company.



SUSTAINABLE DEVELOPMENT

"It is vital to gain the confidence of all our stakeholders," says President & CEO, Erik Sørensen

The vision to improve the quality of food and health for people all over the world is expected to still be sustainable a hundred years from now. It is our wish and goal to make this vision the soul of our company. However, we will only be here tomorrow if we conduct ourselves well. Consequently, in all our actions we strive to gain the confidence of all our stakeholders. Accountability in every respect is the best guarantee of the future of our company. This applies to relations with shareholders, customers, our employees and society. By preserving our reputation as an open and honest partner, we hope to achieve a high degree of credibility. We have set ourselves challenging goals for all our activities. If we reach them, we cannot fail to succeed.

Creating value for all stakeholders

Within the Chr. Hansen Group we consider ourselves to be a team whose shared goal is to create value for all stakeholders via our activities. We do not disregard one target group in order to serve the interests of another.

In order to create optimum value for our shareholders we operate with different goals for the Ingredients and Allergy Sectors. In the Ingredients Sector our aim is a 15% return on average invested capital,(ROAIC), putting us at the high end of our peer group, i.e. the companies with which we compare ourselves. This year we achieved an ROAIC of 11.6%, against 10.1% last year – and we are still working to improve this key figure. In the Allergy Sector value is created via successful implementation of our pipeline projects as well as increased profits from our core business.

We measure a number of important parameters to ensure that we are progressing towards the goals for the other stakeholders. For instance, we conduct regular customer surveys to disclose whether we meet our customers' requirements. We perform well in essential areas such as quality, ability to deliver, technical service and consulting, and we seem to be exceeding our customers' expectations when it comes to innovation.

How we meet our customers' requirements


4
3.5
3
2.5
2
1.5
1
0.5
0
Technical service
Counselling
One-stop supplier
Quality and ability to deliver
Innovation ability
Satisfaction 2003
Satisfaction 2001
Importance 2003
Importance 2001

Employee satisfaction has also improved. The latest survey showed good progress in employee satisfaction in virtually all areas (for details, see page 15). We also attach importance to making a positive contribution to society – both locally and globally. We participate in local training programs and collaborate with secondary schools and high schools in many countries. In addition, we offer many students the opportunity to prepare their final thesis within the Chr. Hansen Group.

Last but not least, sustainability entails protecting the environment. In this financial year we have focused on cutting our global energy consumption, improving waste handling, and reducing water consumption and waste water all over the world.

OPERATING AND FINANCIAL REVIEW 2002/03
CHR. HANSEN – INGREDIENTS SECTOR

Peter Olesen Leif Nørgaard Lars V. Frederiksen

MANAGEMENT: Hans Thorkilgaard Erik Sørensen

Five-year financial highlights. Chr. Hansen – Ingredients Sector

DKKm	1998/99	1999/00	2000/01	2001/02	2002/03
Revenue	2,783	3,461	3,703	3,681	**3,345**
EBITDA	433	540	491	596	**606**
EBITDA %	*16*	*16*	*13*	*16*	***18***
EBITA	306	384	303	416	**435**
EBITA %	*11*	*11*	*8*	*11*	***13***
EBIT	268	315	232	349	**371**
EBIT %	*10*	*9*	*6*	*9*	***11***
Profit from ordinary activities before tax	219	235	51	273	**293**
Invested capital, average	2,389	3,435	3,781	3,461	**3,203**
ROAIC %	11.2	9.2	6.1	10.1	**11.6**
ROACE %	12.5	11.0	7.6	11.1	**12.3**
The year's depreciation	126	157	188	180	**170**
Total number of employees, year-end	2,464	2,754	2,478	2,437	**2,586**

CHR. HANSEN INGREDIENTS SECTOR

Chr. Hansen is a global market leader within rennet enzymes, cultures and natural colours for the food industry. Moreover, Chr. Hansen has won strong regional market positions for flavour solutions.

Strategy. Chr. Hansen wishes to be the leading global supplier of dairy enzymes, cultures, natural colours and specific flavour solutions. Our strategy is, as the preferred supplier, to retain and develop our dominant market positions within selected product areas and industry segments.

Targets. In the longer term, our targets are organic sales growth of 5% per year, an EBITA margin of 15% and a return on average invested capital (ROAIC) of 15%. Furthermore, it is our target to maintain a positive free cash flow.

Risk factors

- Wide fluctuations in the prices of raw materials, in particular raw materials for rennet enzymes and natural colours
- Developments in the global economy, including exchange rates
- As fixed costs are relatively high, EBITA is sensitive to even minor sales fluctuations in the short term as a change in sales of 1% would lead to a change in EBITA of approximately 2%
- Comments on financial risks are included under the financial risk factors for the Group on page 31

Highlights of the year

- Revenue increased by 2% in local currencies following 6% organic growth in Q4. Overall, exchange rates fell by 11%, and revenue fell by 9% in DKK-terms to DKK 3,345 million
- The EBITA margin rose from 11.3% to 13.0%. EBITA increased by 5% to DKK 435 million. Measured in local currencies, EBITA increased by 15%
- The return on average invested capital (ROAIC) increased from 10.1% to 11.6%
- The free sector cash flow before financial items amounted to DKK 277 million
- Continued expansion in Asia: an application center in Kuala Lumpur, Malaysia, and a new office in Beijing, China
- Investments in cultures in France and the USA to support strong sales growth
- Development and sales organizations strengthened to ensure future growth

Income statement, September 1 – August 31

DKKm	02/03	%	01/02	%
Revenue	**3,345**	*100*	3,681	*100*
Cost of sales	**(2,015)**	*60*	(2,307)	*63*
Gross profit	**1,330**	*40*	1,374	*37*
Research and development costs	**(228)**	*7*	(228)	*6*
Sales, marketing and administrative expenses	**(667)**	*20*	(730)	*20*
Operating profit before amortization of goodwill (EBITA)	**435**	*13*	416	*11*
Amortization of goodwill	**(64)**	*2*	(67)	*2*
Operating profit (EBIT)	**371**	*11*	349	*9*
Depreciation and amortization of goodwill charged to the income statement	**235**	*7*	247	*7*
Operating profit before depreciation and amortization (EBITDA)	**606**	*18*	596	*16*

Revenue. Organic growth for the year was 2%, composed of 4% in Europe, South America and Asia/Pacific/Middle East and minus 1% in North America. The combined organic growth rate in Q4 was 6% against the expected rate of 3%.

As the year progressed, the Ingredients Sector – like other major players among the food ingredients producers – saw that the expected market improvement would fail to materialize for a major part of the year, but it was encouraging to see that the trend improved towards the end of the year.

Management still believes that the low organic growth reflected stagnation in the ingredients market resulting from inventory adjustments and the negative trend of the global economy. Furthermore, revenue was affected by low raw material prices for products such as animal rennet enzymes and natural colours, which had an adverse effect on selling prices.

Under these difficult market conditions, the Ingredients Sector managed to improve the EBITA margin significantly, partly at the expense of revenue growth.

Although growth was slower than expected, it was satisfying to see that Q4 organic revenue growth in North America was 4%. In addition, it was positive that Q4 organic growth in Europe, South America and Asia/Pacific/Middle East was 7%.

As exchange rates, especially of USD-related currencies, fell by a combined 11%, revenue fell to DKK 3,345 million from DKK 3,681 million in 2001/02.

In cultures, the significant improvement in organic growth continued, driven among other things by very favourable developments in the dairy industry. In order to satisfy the booming demand for cultures, investments in production capacity in France and the USA were initiated and completed during the year. Falling raw material prices resulted in a corresponding fall in the prices of animal rennet enzymes and natural colours.

Europe. Revenue in Europe was DKK 1,647 million in 2002/03 compared to DKK 1,664 million in 2001/02. Organic growth was 3%, while falling exchange rates reduced revenue by 4%. Organic growth in Q4 was 7%.

Performance in the region was characterized by continued very satisfactory growth rates in countries such as Russia, and within products for the dairy industry in countries such as France, while sales of products for the meat industry in Italy were satisfactory although at lower growth rates than in previous years. Sales in Scandinavia were also satisfactory, while sales growth in Poland was lower than normal owing to recession. Sales of natural colours in England were lower than last year due to lower sales prices and a reduction of the market share.

We expect to continue to increase our efforts in Eastern Europe by opening new offices or companies.

North America. Revenue in North America was down 17% from DKK 1,458 million to DKK 1,210 million. Revenue fell 1% in local currencies, while exchange rates fell 16%. The EBITA margin was at the same level as last year.

As mentioned above, organic growth in Q4 was 4%.

Sales of cultures and enzymes for the dairy industry continued the positive trend, resulting in rising market shares. In particular, sales of EASY-SET™ cultures to the large US cheese dairies continued to improve.

Revenue

DKKm	***02/03***	*01/02*
North America	***1,210***	*1,458*
Europe, South America & Asia	***2,135***	*2,223*
Ingredients	***3,345***	*3,681*





Within natural colours, lower raw material prices for certain products and increased competition from synthetic colours resulted in lower revenue than last year. In the field of Animal Health, a prolonged drought and resulting financial problems in the agricultural sector had an adverse impact on sales, especially of silage cultures.

The relocation of the production of excipients for the pharmaceutical industry from the plant in Vineland, NJ, to Stoughton, WI, in the USA has now been completed. The Vineland plant was closed down and divested in October 2003 at no accounting loss. Sales in this product area performed very well, and the area shows interesting potential.

South America. Revenue in South America – expressed in DKK – fell 27% from DKK 302 million to DKK 220 million due to the sharp devaluations of the Argentine and Brazilian currencies. Organic growth in Q4 was 3%. The economic slowdown caused a substantial fall in the market for industrially produced foods, and thus for ingredients, but Chr. Hansen succeeded in retaining its market shares in the most important product areas and was able to increase market shares in selected areas.

However, overall revenue and results for the region were not satisfactory due to the market conditions in the region.

Asia/Pacific/Middle East. Revenue in this region increased by 4% from DKK 257 million to DKK 268 million. Organic growth was 6%, while falling exchange rates reduced revenue by 2%. Organic growth in revenue was 2% in Q4.

The sales performance in Asia during the year was affected by SARS and the resulting slowdown, but organic growth nevertheless reached 14%. During the year, an office was opened in Beijing, China, and the staff at the office in Malaysia was increased substantially.

Geographic distribution – Organic growth per quarter


%
15
10
5
0
-5
-10
-15
Q1 00/01
Q2 00/01
Q3 00/01
Q4 00/01
Q1 01/02
Q2 01/02
Q3 01/02
Q4 01/02
Q1 02/03
Q2 02/03
Q3 02/03
Q4 02/03
Europe, South America & Asia
North America
Global



Sales growth in the Middle East remained satisfactory. Sales efforts were intensified, and several sales promoting activities were held or are planned for the near future.

Sales in Australia were affected by the falling prices of animal rennet enzymes, and organic growth was therefore negative.

A new sales subsidiary has been established in Mumbai, India, after the end of the financial year with a view to promoting activities in this large market.

Gross profit fell to DKK 1,330 million due to the lower revenue in DKK-terms. Conversely, the gross margin rose by 2.5 p.p. from 37.3% to 39.8% as a result of the focus on improving the product and customer mix and improved production efficiency.

The Q4 gross profit was DKK 340 million, the same level as last year in spite of lower revenue in DKK-terms. The gross margin rose by 0.5 p.p. to 38.9% in Q4.

Capacity costs fell 7% to DKK 895 million, mainly as a result of falling exchange rates and tight cost management.

In spite of falling exchange rates, R&D costs were unchanged in DKK-terms, reflecting a strengthening in real terms of this area, which now accounts for 6.8% of revenue. There is also increased focus on high-margin products within R&D, in addition to a focus on increasing the speed of carrying through projects and on increasing competences in selected areas. Moreover, increased resources were used in connection with the collaboration with Novozymes.

Operating profit before amortization of goodwill (EBITA) increased by 5% to DKK 435 million. EBITA was adversely affected by falling exchange rates. Measured in local currencies, EBITA increased by 15%.

The EBITA margin increased from 11.3% to 13.0% as a result of the continued focus on improving profitability.

Q4 EBITA was DKK 114 million, or slightly higher than in the previous year in spite of lower revenue in DKK-terms as a result of falling exchange rates. The Q4 EBITA margin rose from 12.7% to 13.0%.

Amortization of goodwill fell DKK 3 million to DKK 64 million as a result of the falling exchange rates.



EBITA

DKKm	***02/03***	*01/02*
North America	***102***	*121*
EBITA % of sales	*8.4%*	*8.3%*
Europe, South America & Asia	***333***	*295*
EBITA % of sales	*15.6%*	*13.3%*
Ingredients	***435***	*416*
EBITA % of sales	*13.0%*	*11.3%*



Revenue / EBITA


DKKm
DKKm
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
500
400
300
200
100
0
95/96
96/97
97/98
98/99
99/00
00/01
01/02
02/03
Revenue
EBITA

Revenue per quarter / EBITA


DKKm
%
1,000
800
600
400
200
0
16
14
12
10
8
6
4
2
0
Q1
Q2
Q3
Q4
Revenue
EBITA in %

Average invested capital / ROAIC


DKKm
%
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
16
14
12
10
8
6
4
2
0
98/99
99/00
00/01
01/02
02/03
Average invested capital
ROAIC

Sector cash flow before financial items

DKKm	02/03	01/02
Operating profit	**371**	349
Depreciation, amortization and impairment	**235**	247
Change in working capital, adjustments, etc.	**(85)**	136
Sector cash flow from operating activities	**521**	732
Gross investments*)	**(244)**	(236)
Free cash flow before financial items	**277**	496

*) A share of Chr. Hansen Holding's investments in the sector is included in gross investments

Operating profit (EBIT) increased by 6% to DKK 371 million. Measured in local currencies, the increase was 19%.

Balance sheet

The invested capital was reduced by DKK 11 million from DKK 3,208 million at the end of 2001/02 to DKK 3,197 million at the end of 2002/03.

The return on average invested capital (ROAIC) increased from 10.1% to 11.6%, a satisfactory performance in light of the difficult market conditions during the year, including a number of external factors such as the war in Iraq, SARS in the Far East, sharply falling exchange rates and recession in a number of countries. The improvement was the result of the strategic change implemented about two years ago.

The free sector cash flow before financial items was an inflow of DKK 277 million compared to an inflow of DKK 496 million in 2001/02. The free sector cash flow was adversely affected by inventory build-up within certain product groups. However, it should be remembered that inventories were reduced significantly last year. Inventories had been reduced by too much in a few areas and were therefore increased during the 2002/03 financial year in order to reach an optimum balance between the size of inventories, production capacity and reliability of supply.

The Q4 free sector cash flow before financial items was DKK 89 million, which was on a level with the operating profit for the quarter.

Outlook for 2003/04

The target for the 2003/04 financial year is 5% organic growth and, assuming that exchange rates remain at the current level (including an exchange rate of USD 1 = DKK 6.40), which is 4-5% lower than the level of exchange rates in 2002/03, revenue and EBITA are forecast to be at the same level as in 2002/03.

The results are sensitive to exchange rate fluctuations, and a 1% change in the average exchange rate would, everything else being equal, change EBITA by approximately 2%.



CHR. HANSEN'S PRODUCTS

We use nature's own raw materials, which we strive to treat using nature's own processes

ENZYMES



Cheese rennet – coagulants – contain enzymes which turn milk into cheese. We develop and produce three different types of coagulant: animal rennet, chymosin rennet and microbial rennet.

CULTURES



Bacterial cultures are used for the production of cheese, butter, yoghurt and other fermented dairy products all over the world. Bacterial cultures are also used to produce wine and process meat products.

FOCUS INDUSTRIES

DAIRY

Leading supplier of cheese rennet, dairy cultures and natural colours that ensure optimum process control and development of innovative dairy products.

MEAT & PREPARED FOODS

Flavour and texture solutions, bacterial cultures, and paprika and spice extracts.

FOOD & BEVERAGES

The world's largest supplier of natural colours for products such as ice cream, confectionery, soft drinks and the margarine industry.

ANIMAL & HUMAN HEALTH AND NUTRITION

Probiotic dietary supplements and other special products for the agricultural and health food industries as well as pharmaceutical products.

NATURAL COLOURS



Natural colours are extracted from e.g. seeds and plants, covering the entire colour spectrum for use in a rich variety of foods. We also offer colours with health-promoting effects, called phytonutrients – polyfenols and carotenoides. These colours have the same positive antioxidant effect as fruit and vegetables in reducing the risk of cardiovascular disease.

SAVOURY INGREDIENTS



Flavour solutions and functional blends for prepared foods, sauces, soups, meat products, etc. By means of biotechnology cheese, butter and other natural raw materials are transformed into exciting flavour solutions.

SPECIAL INGREDIENTS



Natural probiotic microorganisms and dietary supplements for human and animal nutrition. Within the agricultural sector the same positive effect is achieved as with antibiotic growth enhancers – in a natural way. For human beings, capsules and tablets ensure a stable intestinal flora and increased well-being under all circumstances.

IMPROVING THE QUALITY OF FOOD AND HEALTH



Overcoming listeria by natural means

During the past year Chr. Hansen launched a landmark product in the battle against the hazardous listeria bacteria. The new product is an ordinary lactic acid bacterium which effectively combats listeria in meat products such as sausages, cubed bacon and sliced ham. Until now it has been necessary for producers to use additives or to add extra salt to the products.

The effective lactic acid bacterium was originally discovered by scientists at the Danish Meat Research Institute and the Royal Danish Veterinary and Agricultural University. Chr. Hansen produces the bacterium at the plant in Pohlheim, Germany, and is responsible for sales and marketing worldwide.

A new patent

The spring of 2003 brought good news for everyone with a sweet tooth. In future, colourful sweets and soft drinks will be available in healthier and more natural versions. Chr. Hansen has patented a special technique that makes it possible to make better use of natural colours. If the colours are packed in pectin, their tendency to form lumps will diminish, and more even distribution can be achieved. In addition, the new colours are far more stable, and also solve the problem that natural colours often fade when exposed to the sunrays. Chr. Hansen is already the world's largest supplier of natural colours.





Less fat and more taste

Yoghurt has been the largest growth area in the dairy industry in recent years. Yoghurt is no longer just a breakfast product, but is also used for snacks, drinks, desserts and so on. Consumers want tasty low-fat products, and that is exactly what the new series of Yo-Flex® cultures from Chr. Hansen has to offer. The Yo-Flex® products also lend low-fat products a delicious, creamy flavour and texture. This has been very difficult to achieve with traditional cultures. The new cultures have been developed in close collaboration between Chr. Hansen and key players in the dairy industry. Leading yoghurt producer's from Asia, Europe, South America and the USA have participated.



What's outside also counts

A capsule with probiotic cultures is good for the intestinal flora. However, it is of no use if all the cultures are killed by our gastric juices. So the capsule must ensure that the active ingredients are released where they are most beneficial. In the same way, a remedy against heartburn and eructation of acid fluid is practically worthless if it is only active in the colon. Good ingredients are important, but only if used correctly.

"Today Chr. Hansen is known as a leading global supplier of ingredients for dietary supplements and natural remedies. However, only few people realize that we also have extensive knowledge of the technology used for producing tablets and capsules," says Steen Andersen, Marketing Director of Chr. Hansen's Human Health department.
"Based on this knowledge we have begun to market a number of tablet excipients. These constituents ensure that the tablets have the right structure, flavour and colour, but also feature sophisticated "time release" systems to ensure that the active component of the tablet is released at the right place in the gastrointestinal channel. Fundamentally, it is a question of helping our customers to develop even better solutions using the ingredients they already purchase from Chr. Hansen."



CARING FOR EMPLOYEES AND THE ENVIRONMENT



The environment, the working environment and workplace safety are high on Chr. Hansen's list of priorities. We wish to contribute positively to the community and to ensure that our employees are offered optimum working conditions. One of the tools available for ensuring ongoing improvement is environmental management. All production sites are implementing ISO 14001 in accordance with a global implementation plan.

In recent years all production sites worldwide have reported on the environment, the working environment and workplace safety. Globally we maintain a good level of dialogue with the authorities on environmental and occupational safety issues in relation to production.

Ongoing improvements are best achieved via systematic review of key ratios, via employee training and via the introduction of less harmful processes and equipment. Knowledge-sharing and technology transfer are essential to promoting a shared understanding and accountability at all levels of the organization.

Better product quality - better environment and working environment

A case in point as regards Chr. Hansen's integrated approach to production, environment and working environment is France. "During the year we launched a new logistics and distribution center," says Production and Supply Quality Manager in France Laetitia Champey. "By doing so, we streamlined the distribution processes, but we also got rid of six rented containers used as an additional cold room for DVS culture storage. We hereby improved working conditions as the new cold room is more accessible for trolleys than the containers were. The new design of the blending and packing room made it possible to reduce consumption of intermediate packing material, e.g. paper bags for DVS bulk, by 30%."

Environment

More than 40 small or large improvement projects have been conducted worldwide; this represents a clear improvement on last year. We have become better at including environmental aspects in our day-to-day activities, and we have invested in new technology. We have focused on energy, waste and water.

Working environment and safety

One of Chr. Hansen's objectives is to minimize the number of occupational accidents and injuries. Consequently, more than 20 projects have been conducted worldwide this year, particularly in relation to reducing dust problems and heavy lifting, and conducting workplace assessments globally.

Risk assessments reduce the number of accidents

"Job safety analyses combined with training of our employees have reduced the number of accidents, and our workers' insurance premium payments," says Rick Tourtillott, Safety and Environmental Manager in the USA. "For instance, Production & Supply made it a goal to complete job safety analyses for all jobs requiring handling of hazardous chemicals, as well as for tasks that previously led to injuries. Actions are taken to eliminate or control the associated hazards. A number of similar projects were carried out and – compared to the 2001 fiscal year – we have cut our "lost time injury rate" by 71%."

HUMAN RESOURCES



Investing in human relations
Today's employees must have the capacity to adapt quickly and to find new ways of doing things. In recent years we have therefore focused on the management and employee training program "The Human Element", which builds on basic human relations and communication between people as tools for action in the face of change. The agenda includes cooperation, solving conflicts and communication. This training has now been carried out in nearly all countries in which Chr. Hansen is active.

Promoting personal relations and knowledge-sharing across countries and companies has also taken high priority – at both management and employee level.

In the coming financial year special emphasis will be on modular management training.

Mobile employees
Many employees would like to work internationally. In the past financial year 30-40 Chr. Hansen employees have been seconded to other countries, including Denmark.

Previously, employees typically applied for jobs abroad under three-year contracts and frequently in order to acquire international experience. Today, many of them accept shorter contracts, often with a view to implementing international projects or transferring new technology.

Chr. Hansen's international organizational structure has contributed significantly to promoting an understanding of cultural differences, and people with specialist qualifications are increasingly recruited via the international job market.

7 Danish employees in the USA

2 CH employees between two international CH companies

10 international employees in Denmark

12 Danish employees in the rest of Europa

5 Danish employees in the rest of the world


2) Does your work give you the opportunity to make maximum use of your skills and qualifications?
4) Do you cooperate well with your closest colleagues?
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1) In general, do you consider your job to be exciting?
3) How meaningful do you find your work?
5) All things considered, how do you rate the company's attitude towards its employees?

Satisfied 2001 | Satisfied 2003
Neutral 2001 | Neutral 2003
Dissatisfied 2001 | Dissatisfied 2003
No answer 2001 | No answer 2003

The employees answered each question on a scale from 0 to 9, where 0 was equivalent to "very dissatisfied" and 9 was equivalent to "very satisfied". The responses were then classified so that responses from 0 to 3 were equivalent to "dissatisfied", responses from 4 to 5 were equivalent to "neutral", and responses from 6 to 9 were equivalent to "satisfied".

The cooperation with my immediate manager
Based on average of Management Satisfaction (average score on scale from 0 to 9)


9
6
3
0
2001
2003

Greater satisfaction
Satisfied employees is one of our primary goals. The management's increased focus on openness and communication is clearly reflected in this year's satisfaction survey. In six key areas the declining trend from 2001 in the level of overall satisfaction has now been reversed to a significant increase in satisfaction. On 25 of 32 global issues we have registered an increase in employee satisfaction since 2001. Only two issues show a minor decline in the level of satisfaction, viz. compensation and workload.

The questionnaire is now run electronically via the Internet for virtually all employees. This new approach has resulted in considerable time savings, increased user satisfaction and raised the response rate.

Improved managerial skills
Global management and employee training is now yielding positive results, and managerial skills have improved at all levels. In September 2001 and May 2003, all employees rated their immediate managers. The result shows an increase in average satisfaction with closest superior from 6.3 to 6.6 on a scale from 0 to 9.

This is a positive trend that Chr. Hansen aims to maintain and reinforce via further training programs.

In general, targeted focus on specific employee groups is one of tomorrow's new management opportunities. Electronic data compilation now provides information on global cross-sections of the organization.

LONG-TERM PARTNERSHIP FINDS NEW WAYS

A new partnership – based on 15 years of cooperation – has come to life
Cooperating closely in the dairy business has also led to partnering in the pharmaceutical arena. Chr. Hansen has begun global marketing of Foremost Farms' line of lactose for tablet excipients. Foremost Farms is a large dairy cooperative in the US Midwest. Processing just over five billion pounds of milk annually into cheese, fluid milk, butter, ice cream and sour cream, Foremost Farms has been using Chr. Hansen's dairy ingredients for more than 15 years.

Dave Fuhrmann, President of Foremost Farms, explains: "We wanted to partner with a company that had a strong global presence. Chr. Hansen also has expertise in developing, marketing and providing technical support for food ingredients as well as pharmaceutical excipients. They were the natural fit for us."



Foremost Farms is one of the largest manufacturers of pharmaceutical lactose in North America, and their lactose products are renowned all over the world.

Works both ways
"Working closely with both a customer and a supplier is beneficial," according to David R. Carpenter, Sr. Vice President of Sales & Marketing at Chr. Hansen. "It allows for the open exchange of ideas to mutually grow our respective businesses. Both companies are evaluating how we can work together to develop and market new ingredient systems and expand current product lines."

CROATIAN COOPERATION

For more than 10 years Lura, Croatia's largest dairy, has been a valued business partner of Chr. Hansen. Until now primarily for dairy cultures and rennet, but during the past year relations have become even closer.

In cooperation with Chr. Hansen's savoury department Lura has developed and marketed a new subbrand of its quality cream-based sauces. This has caused quite a stir in the Croatian market. The new subbrand, Brzo&Fino (Quick&Tasty), under the well-known Dukat brand, was launched in April in four different flavours: béchamel, parmesan, champignon and boletus mushroom. The sauces are intended for serving hot over pasta, gnocchi, rice, vegetable dishes, and cooked or roasted meat.

Brand Manager Renata Losic from Lura says: "The new Dukat Brzo&Fino sauces are a logical extension of the Dukat cooking cream and cream-based white sauces. They are also the first step in our expansion into the ready-meals segment. The Dukat Brzo&Fino ready-to-heat sauces are unique on the Croatian market that so far is familiar only with tomato-based and dehydrated sauces."

Olivier Kapetanakos, Marketing Director for Savoury Ingredients at Chr. Hansen, says: "This project is a perfect example of how we can actively help our customers to develop their business. It is also evident that we at Chr. Hansen can create synergies by working in close partnership with our customers in more and more areas. The potential is vast and we have only just begun to tap into it."

Convincing trials
The new range of sauces marks the beginning of a new chapter for Lura, too. The company previously focused primarily on traditional dairy products like milk and yoghurt. Lura believed strongly in the project right from the start and has invested in a new extension to its UHT production line. This was necessary as the new sauces are significantly thicker than Lura's other products.



The new sauces have caused a stir in the Croatian market.

OPERATING AND FINANCIAL REVIEW 2002/03
ALK-ABELLÓ – ALLERGY SECTOR



Anders Hedegaard, Flemming Steen Jensen

MANAGEMENT: Jens Bager, Henrik Jacobi

Five-year financial highlights. ALK-Abelló – Allergy Sector

DKKm	1998/99	1999/00	2000/01	2001/02	2002/03
Revenue	762	844	945	980	**991**
EBITDA	153	125	69	(7)	**(56)**
EBITA	132	95	32	(47)	**(99)**
EBIT	131	92	29	(50)	**(102)**
Profit/(loss) from ordinary activities before tax	129	82	4	(77)	**(126)**
Invested capital, average	347	532	665	714	**668**
ROAIC %, Core Business	37.7	24.4	15.6	15.3	**17.5**
ROACE %, Core Business	37.5	24.6	15.7	15.4	**17.5**
The year's depreciation	21	30	37	40	**43**
Total number of employees, year-end	848	975	1,013	1,018	**1,039**

ALK-ABELLÓ
ALLERGY SECTOR

ALK-Abelló has 80 years of experience in allergy treatment and diagnostics, and it is now the world's leading operator in specific allergy vaccination. In 2000, ALK-Abelló announced its R&D pipeline, which is based on a vision of transforming the company from a research-based producer of allergen extracts and allergy vaccines into a pharmaceutical company with research and product development as well as production, marketing and sales.

Strategy. In the 2002/03 financial year, ALK-Abelló's strategic foundation was updated through its "Focus 2007" strategic plan. Central to the plan is ALK-Abelló's aim to make targeted efforts on several fronts to generate renewed growth in its core business of subcutaneous and sublingual allergy vaccines, which will continue to be ALK-Abelló's foundation, also in the years to come. In addition, ALK-Abelló is working intensively to expand its business base with products from the pipeline.

Targets: Core business. In the longer term, ALK-Abelló's targets are to achieve annual sales growth of 7-10%, an EBITA margin of 15% and a return on average invested capital (ROAIC) of 15%.

Targets: Pipeline. The target is to carry out the pipeline projects in accordance with the milestones set. The likelihood of success and thus the value of the pipeline increases significantly each time a milestone is reached. The most advanced product in the pipeline, the sublingual tablet against grass allergy, is scheduled for launch in 2005.

Risk factors

- Regulatory intervention in price formation on the principal markets
- Successful completion of the pipeline projects
- Comments on financial risks are included under the financial risk factors for the Group on page 31

Highlights of the year

- Revenue increased by 1% to DKK 991 million – organic growth was 5%
- EBITA for the core business was DKK 120 million against DKK 112 million in 2001/02
- Pipeline costs increased to DKK 219 million from DKK 159 million in 2001/02
- The Phase IIb-III tablet-based grass pollen study has been completed – data are being processed

Income statement, September 1 – August 31

DKKm	02/03	%	01/02	%
Revenue	**991**	*100*	980	*100*
Cost of sales	**(398)**	*40*	(414)	*42*
Gross profit	**593**	*60*	566	*58*
Research and development costs	**(278)**	*28*	(213)	*22*
Sales, marketing and administrative expenses	**(414)**	*42*	(400)	*41*
Operating profit before amortization of goodwill (EBITA)	**(99)**	*(10)*	(47)	*(5)*
Amortization of goodwill	**(3)**	*0*	(3)	*0*
Operating profit (EBIT)	**(102)**	*(10)*	(50)	*(5)*
Depreciation and amortization of goodwill charged to the income statement	**46**	*5*	43	*4*
Operating profit before depreciation and amortization (EBITDA)	**(56)**	*(5)*	(7)	*(1)*



Environmental impact

ALK-Abelló's production is generally clean, and volumes are small. The raw materials used are naturally occurring biological materials. Water, gas and electricity are used in the production process, and there is a minor consumption of organic solvents.

- Partnership agreement signed with Schering-Plough on the Phase IIb-III study of ALK-Abelló's tablet against grass pollen allergy and option regarding the development, marketing and sale of all non-subcutaneous, immunotherapeutic products in ALK-Abelló's pipeline, including the tablet against grass allergy
- Successful completion of the world's largest study of subcutaneous allergy vaccination
- Clinical studies of Alutard® SQ *house dust mite* in China completed
- Launch of new product line in Southern Europe
- Mandatory 6% discount in Germany

Study of tablet against grass pollen allergy: The Prograss Study

The Prograss Study, the international Phase IIb-III study of ALK-Abelló's tablet against grass pollen allergy, was completed in the late summer of 2003 with respect to the course of treatment. In the period up to the grass pollen season, approximately 850 patients were enrolled in the study. During the season, the patients were treated with tablets containing either the active compound or placebo.



The Phase IIb-III study was carried out at allergy clinics in seven European countries and Canada as a multi-center, randomized, double-blind, placebo-controlled study to evaluate the efficacy and safety of the tablet at three different doses of grass pollen allergen compared to placebo.

Publication of the results is scheduled for the first quarter of the 2004 calendar year.

Agreement with Schering-Plough

ALK-Abelló A/S signed an agreement with Schering-Plough, a US pharmaceutical company, in October 2002. The agreement comprised partly collaboration on the Prograss Study of ALK-Abelló's tablet against grass pollen allergy, partly an option to participate in a broad collaboration on the development, marketing and sale of all non-subcutaneous immunotherapeutic products in ALK-Abelló's pipeline, including the tablet against grass pollen allergy.

When the results of the Prograss Study have been reported, Schering-Plough is to decide whether they want to exercise their option, thereby gaining the exclusive right to participate in the further development and marketing of all present and future non-subcutaneous allergy vaccines in ALK-Abelló's pipeline. If Schering-Plough exercises the option, ALK-Abelló could receive up-front and milestone payments totalling USD 125 million for the first four products developed under the agreement.

If Schering-Plough chooses to exercise the option, they will pay most of the development costs for the mentioned four products and pay royalties to ALK-Abelló when the products are marketed.

The world's largest clinical study of subcutaneous allergy vaccination: The AVANZ Study

ALK-Abelló has completed the world's largest clinical study to date of subcutaneous allergy vaccination. The double-blind, placebo-controlled Phase III study of Alutard® SQ *grass pollen* enrolled 410 adult patients at 26 allergy clinics in the UK.

The AVANZ Study documents that patients with hay fever caused by grass pollen allergy who are treated with Alutard® SQ get significantly fewer hay fever symptoms and need less traditional, symptom-relieving medication than the control group (placebo). Even though the study solely focused on the immediate effect achieved already during the first pollen season in the three to five year treatment process with Alutard® SQ, more than a 30% reduction compared to placebo was registered in both symptoms and consumption of medication.

Based on these favourable results, ALK-Abelló has initiated the registration procedure for a marketing authorization in the UK.

Clinical study of Alutard® SQ *house dust mite* in China

During the summer of 2003, Chinese physicians carried out a clinical study of ALK-Abelló's subcutaneous Alutard® SQ *house dust mite* vaccine. The study enrolled about 130 patients suffering from allergic rhinitis and/or allergic asthma caused by house dust mites, which is presumably the most significant cause of allergy in China.

The study has now been completed with favourable results, and ALK-Abelló has initiated the registration procedure for launch of Alutard® SQ *house dust mite* in China. If the regulatory authorities in China approve the registration application, ALK-Abelló will initially offer the treatment to allergy clinics at hospitals in selected major cities.

ALK-Abelló's pipeline continues to consist of seven new vaccines. See the figure below. The launch of clinical studies concerning tablets against house dust mite, ragweed and birch pollen allergy awaits the results of the Prograss Study (the tablet against grass pollen allergy).

Successful reorganization in the USA

During the financial year, ALK-Abelló, Inc. in the USA carried out a comprehensive reorganization with satisfactory results. As part of this process, the department in Texas is now the US distribution and administrative center, while ALK-Abelló in New York will focus on the production of allergen extracts for the entire US market. Thus, the production of allergen extracts in Texas was closed down. A provision for the costs of the reorganization had been made in the 2001/02 financial year.

New product line in Southern Europe

In the Southern European region, ALK-Abelló has successfully launched an upgraded version of its subcutaneous Pangramin® allergy vaccine. The new product line, Pangramin® Plus, is based on a more user-friendly up-dosing program. Preliminary sales figures show that the new product has been well received by patients and physicians.

Mandatory discount in Germany

The German parliament has resolved that effective January 1, 2003 most pharmaceutical products should be subject to a mandatory discount of 6% of the selling price. However, the

ALK-Abelló's pipeline

	Product specifications		***Status***				
Product type	*Active ingredient*	*Indication*	*Research*	*Preclinical*	*Phase I*	*Phase II*	*Phase III*
Subcutaneous, UK	*Biological grass pollen allergen*	*Rhinitis**			*Application for registration filed*		
Tablet	*Biological grass pollen allergen*	*Rhinitis**					
Tablet	*Biological house dust mite allergen*	*Rhinitis*/Asthma*					
Tablet	*Biological ragweed allergen*	*Rhinitis**					
Tablet	*Recombinant birch pollen allergen*	*Rhinitis**					
Subcutaneous	*Recombinant grass pollen allergen*	*Rhinitis*/Asthma*					
Subcutaneous	*Recombinant house dust mite allergen*	*Rhinitis*/Asthma*					

* *Rhinitis = Hay fever*



negative effect of the discount which, in isolation, amounted to about DKK 12 million in the 2002/03 financial year, was partially offset through targeted sales efforts by ALK-Scherax, the German sales subsidiary. To a wide extent, these efforts compensated for the direct financial effects of the discount.

In vitro diagnostics

ALK-Abelló collaborates with Bayer Diagnostics on the introduction of *in vitro* allergy tests on Bayer's Advia Centaur Immunoassay System. By the end of the financial year, ALK-Abelló had completed the development of a vast majority of the overall allergy test portfolio, which will now be marketed globally by Bayer Diagnostics supported by ALK-Abelló. However, the former Magic Lite product line was phased out much faster than expected, which had a negative effect on net profit due to lower sales and inventory writedowns.

Study of Alutard® SQ _Phleum pratense_ in Denmark

In the period up to May 9, 2003, ALK-Abelló was contacted by a number of Danish physicians due to an increased number of reported adverse events in Denmark related to a single allergy vaccine product – the subcutaneous vaccine against grass pollen allergy, Alutard® SQ *Phleum pratense* (grass sort Timothy grass).

In all cases, the adverse events were known and to be expected and described in international guidelines as well as in the summary of product characteristics and package insert for the vaccine. In view of the increased number of contacts, which coincided with a significant increase in the number of patients, ALK-Abelló asked all general practitioners and allergy specialists using the product to temporarily reduce the maximum dosage of the allergy vaccine in question to a level that would cause fewer adverse events.

ALK-Abelló concurrently initiated a large number of analyses of all measurable factors related to the vaccine in question and the reactions observed. The unambiguous conclusion to all analyses was that the vaccine fully complies with the specifications approved by the regulatory authorities. Accordingly, ALK-Abelló cancelled the temporary recommendation of a dosage reduction following discussions with the Danish Medicines Agency.

After the end of the financial year, the Danish Medicines Agency has closed the matter with an evaluation of a periodic safety update report (PSUR) for Alutard® SQ *Phleum pratense*. On the basis of the report, the Danish Medicines Agency has cancelled its recommendation of not starting up new patients in vaccination treatment.

Sales of Alutard® SQ *Phleum pratense* account for about 1% of ALK-Abelló's revenue.

Transfer of subsidiaries to ALK-Abelló A/S

ALK-Abelló A/S forms part of the Allergy Sector, which again forms part of the Chr. Hansen Group. Chr. Hansen Holding A/S, the parent company of the Chr. Hansen Group, transferred the ownership of all ALK-Abelló companies to ALK-Abelló A/S, the parent company of the Allergy Sector, with effect as from the financial statements of September 1, 2002. Chr. Hansen Holding A/S paid the costs involved in the transfer.

As a result of this transfer, ALK-Abelló is now also legally a group, which can be spun off from the Chr. Hansen Group by ALK-Abelló A/S being spun off.

Revenue increased by 1% from DKK 980 million to DKK 991 million. Exchange rates reduced revenue for the year by 4%. Accordingly, organic growth was 5%, which was satisfactory and at the high end of the company's forecast at the beginning of the financial year. Organic growth in Q4 was 4%, and revenue amounted to DKK 209 million compared to DKK 203 million last year.

Revenue from allergy vaccines increased by 2% from DKK 736 million to DKK 752 million. Organic growth for allergy vaccines was 5%, driven by 8% organic sales growth in European initial treatments. Q4 organic growth for allergy vaccines was 3%.

Gross profit for the year was DKK 593 million compared to DKK 566 million last year. The gross margin rose from 58% to 60%, primarily owing to the reorganization of ALK-Abelló's production facilities in the USA.

Capacity costs increased by DKK 79 million, of which DKK 65 million represented an increase in ALK-Abelló's ongoing investments in R&D.

Operating profit before amortization of goodwill (EBITA) was a loss of DKK 99 million compared to a loss of DKK 47 million last year.

EBITA for the core business was DKK 120 million compared to DKK 112 million last year. *EBITA for 2002/03 was adversely affected by falling exchange rates compared to 2001/02.* In local currency terms, EBITA was 13% higher than in 2001/02.

This performance should be seen in light of the fall in revenue of approximately DKK 12 million which ALK-Abelló suffered as a result of the mandatory 6% discount imposed in Germany.

Pipeline costs increased from DKK 159 million to DKK 219 million, primarily as a result of costs incurred for the Phase IIb-III study of ALK-Abelló's sublingual tablet against grass pollen allergy. Income of DKK 15 million and cost reimbursements of DKK 22 million from Schering-Plough have been offset against pipeline costs for 2002/03.

The pipeline costs primarily include R&D costs and certain other pipeline-related capacity costs.

Amortization of goodwill amounted to DKK 3 million.

Operating profit (EBIT) was a loss of DKK 102 million compared to a loss of DKK 50 million last year.

The free sector cash flow before financial items improved by DKK 2 million compared to the level of last year and was an outflow of DKK 63 million compared to an outflow of DKK 65 million in 2001/02 in spite of the rising pipeline costs. The reason was a reduction of working capital, in particular a reduction of inventories.

Gross investments amounted to DKK 66 million compared to DKK 61 million last year.

Total assets fell from DKK 1,053 million to DKK 980 million as at August 31, 2003, of which fixed assets account for DKK 427 million, and current assets account for DKK 553 million.

Development in revenue


DKKm
1,000
500
0
980
-4%
5%
0%
991
Actual 2001/02
Growth
Actual 2002/03
Currency
Acquisitions

Revenue


DKKm
1,200
1,000
800
600
400
200
0
98/99
99/00
00/01
01/02
02/03

EBITA

DKKm	***02/03***	*01/02*
Core Business	**120**	*112*
EBITA % of sales	*12.1%*	*11.4%*
Pipeline	***(219)***	*(159)*
Allergy	***(99)***	*(47)*



Events after the end of the financial year

At the time of the presentation of the financial statements, it is most likely that the German parliament will resolve to increase the mandatory discount from 6% to 16% of the selling price effective from January 1, 2004. As a consequence, ALK-Abelló A/S and its partner Schering AG have asked the German subsidiary to pursue a particularly tight cost management policy. However, this will only partially compensate for the increased discount.

Outlook for 2003/04

For the 2003/04 financial year, organic growth in **core business** revenue is forecast at approximately 3% after recognition of the effect of the above mentioned potential increase in the mandatory discount in Germany, which would reduce revenue by 2%.

EBITA for the **core business** is forecast at the same level as in 2002/03 owing to costs in preparation of the launch of Alutard® SQ, and the launch of a new SLIT concept in Southern Europe.

The **pipeline costs** are also expected to remain at the 2002/03 level, which included payments from Schering-Plough of DKK 37 milion.

EBITA for ALK-Abelló is thus forecast at a loss of approximately DKK 100 million. The forecast does not include any potential payments from Schering-Plough.

Sector cash flow before financial items

DKKm	***02/03***	*01/02*
Operating profit	***(102)***	*(50)*
Depreciation, amortization and impairment	***46***	*43*
Change in working capital, adjustments, etc.	***59***	*3*
Sector cash flow from operating activities	***3***	*(4)*
Gross investments)*	***(66)***	*(61)*
Free cash flow before financial items	***(63)***	*(65)*

**) A share of Chr. Hansen Holding's investments in the sector is included in gross investments*



ALK-ABELLÓ
– PREPARING TO TAKE THE NEXT STEP

A two-pronged strategy for winning the future

80 years of dedicated effort have made ALK-Abelló a market leader and scientific front-runner within allergy vaccines and allergen technology. Today, thousands of allergy patients and physicians all over the world choose allergy vaccines from ALK-Abelló, which not only reduce the symptoms, but also treat the allergy itself.

ALK-Abelló's key R&D project relates to transferring the documented advantages of subcutaneous allergy vaccination to an allergy treatment based on fast dissolving sublingual tablets. This treatment has the potential to fundamentally transform the market for allergy treatment and expand ALK-Abelló's business considerably.

Subcutaneous and sublingual allergy vaccines, and the related diagnostic products, make up the core business that constitutes the financial and scientific basis for realizing ALK-Abelló's future plans. It is thus vital that ALK-Abelló supports and further develops this core business, while continuing its intensive work on the pipeline products.

In other words, the future is to be won via a two-pronged strategy. In both cases it is vital that ALK-Abelló can attract and retain the necessary human resources and constantly ensure that all employees are working towards the shared goals.



Strengthening research and development

The efforts to realize ALK-Abelló's visions have made it necessary to invest substantially in research and development. During the last three years, R&D staff has increased by 60%. The level of education is still high, with 26% of academics holding a PhD or higher degree.

The number of employees in the other areas has remained by and large unchanged during the same period. However, ALK-Abelló has recently taken steps to strengthen its global sales and marketing function in order to support and upgrade the existing product lines and prepare for a future launch of the tablet-based products.

Employee satisfaction


Job content
Workplace
Colleagues
Management
Image
Terms
Career
0 3 3.5 4 4.5 5 5.5 6 6.5 7 7.5

2000 *2002*

A scale from 0 to 9 was used. The value 0 means "very dissatisfied" while 9 means "very satisfied".

The survey is run every second year.

Successful employee retention

For a company like ALK-Abelló that has experienced significant growth in employee numbers in recent years it is a major challenge to retain valuable colleagues, thereby ensuring a fruitful combination of experience and innovation. ALK-Abelló therefore aims to maintain a staff turnover rate (excluding temporary and hourly-paid staff) of 10% or lower, bearing in mind that some staff turnover is appropriate for the company.

In the 2000/01 and 2001/02 financial years ALK-Abelló's staff turnover rates in Denmark were 11.1% and 10.5%, respectively. After a focused retention effort, the staff turnover rate for the 2002/03 financial year fell to 6.7%. Even at a time of rising unemployment this is very satisfactory compared to other companies (source: the Danish Centre for Management, March 2002).

Working towards the same goal

In the spring of 2003 the vision to win the future by focusing on the company's core business while developing new products from ALK-Abelló's pipeline was incorporated in an internal strategy document, Focus 2007, that forms the basis for ALK-Abelló's development in the coming years. A core element of the strategy is to support a "performance culture" characterized by result-orientation, customer focus and continued adherence to ALK-Abelló's values, i.e. "progressive", "focused", "trustworthy" and "united". In brief, a "performance culture" is related to ensuring that all goals are crystal clear and that every employee knows exactly what he or she should concentrate on, so that the organization devotes all its energy to achieving the shared vision.

In the autumn of 2003 managers and employees have worked to transform the concept of a "performance culture" into a set of individual target agreements that set out a useful framework for day-to-day operations. At the same time, a global knowledge project has been launched to compile and communicate a set of "best practices" for relevant functions within ALK-Abelló's sales companies.

R&D staff at year-end


117 137 156 187
200
150
100
50
0
99/00 00/01 01/02 02/03

Focus on R&D


Admin. 9%
Laboratory assistants 32%
Academics 59%

Focus on academics

PhD students 5% Academics 69%

PhDs 26%

Other employees at year-end

	99/00	00/01	01/02	**02/03**
Prod.	456	471	452	**447**
Sales	276	283	277	**282**
Admin.	126	122	133	**123**

R&D expenditure (DKKm)


300
250
200
150
100
50
0
99/00 00/01 01/02 02/03



ALK-ABELLÓ'S MARKETS

ALK-Abelló is the leading operator in the global market for allergy vaccines with a market share of approximately 30%. However, there are strong local variations within the market.

Northern Europe. In the Northern European market sales almost exclusively comprise licensed pharmaceutical products supplied via pharmacies. ALK-Abelló is the largest supplier and pursues a strategy based on documentation and licensing in order to expand the use of allergy vaccines in existing markets and to win new markets. One example is the UK, where 10% of the population is believed to suffer from hay fever caused by grass pollen allergy. In the spring ALK-Abelló completed the world's largest clinical trial of subcutaneous allergy vaccination to date aiming at a launch of Alutard® SQ *grass pollen* in the UK.

Southern Europe. The Southern European market is characterized by extensive use of non-licensed products prescribed by a physician and supplied to the individual customer by ALK-Abelló. The absence of licensing requirements has led to a highly competitive market characterized by innovation and focus on convenience. In 1990 ALK-Abelló was the first company to introduce sublingual immunotherapy (SLIT). Supported by clinical documentation that has been continuously improved, SLIT has in recent years become a widespread treatment method that is also offered by a number of local and international competitors.

Sublingual immunotherapy

In sublingual immunotherapy (SLIT) the active substances (allergens) are absorbed via the mucous membranes under the tongue, instead of being administered as subcutaneous injections. The effect of SLIT has recently been documented in a meta study comprising 21 independent clinical trials of this therapeutic form. The meta study concluded that SLIT is an effective and also very well-tolerated treatment.

Source: Wilson DR, Torres Lima M, Durham SR. Sublingual immunotherapy for allergic rhinitis (Cochrane Review). In: The Cochrane Library, Issue 2, 2003. Oxford.

TREATING THE ALLERGY – NOT JUST THE SYMPTOMS

Allergy is a very common group of diseases affecting up to 25% of the population in industrialized countries. The most common allergic diseases are allergic hay fever and allergic asthma. Both affect the respiratory passages and are caused by an excessive immune reaction to airborne particles, allergens, that stem mainly from pollen, house dust mites and animals.

Allergy vaccination, also known as immunotherapy, is a treatment applying controlled doses of standardized allergens as subcutaneous or sublingual treatment. The treatment triggers a reprogramming of the immune response, so that the patient's immune system is gradually accustomed to the allergens that normally cause an allergic reaction.

Allergy vaccination is a documented effective treatment that significantly reduces or even removes the patient's allergic symptoms and the need for traditional, symptom-relieving medication. In addition, the treatment has a longstanding effect after it is discontinued.

Despite the obvious advantages of this treatment, the market for allergy vaccination is still a very small part of the total market for treatment of allergic respiratory diseases.

The predominant allergy treatment worldwide is symptom-relieving medication, typically antihistamines or steroids. All these products reduce the allergic symptoms without affecting the actual disease. If treatment is interrupted, the symptoms usually recur.

However, symptom-relieving products can in most cases be administered by the patients themselves as e.g. tablets, inhalations or eye drops. This convenience presents an advantage over subcutaneous allergy vaccination, which must be administered by a physician.



ALK-Abelló has decided to step up its SLIT marketing and research efforts with a view to achieving a larger share of this growing market in the years to come.

Germany. ALK-Abelló's largest single market is, in market terms, a combination of Northern and Southern Europe. Licensing and clinical documentation play a major role, but the non-licensed SLIT products are also a popular treatment method. ALK-Abelló has a very high scientific profile in Germany, where it is the largest supplier of allergy vaccines.

USA. Allergy vaccination, in the USA known as "allergy shots", is a well-known and widely used treatment of allergic diseases. However, the US market for allergy vaccines differs significantly from European markets. Instead of prescribing finished pharmaceutical products ready for subcutaneous injection, most US allergy doctors (allergists) choose to make their final vaccines from allergen extracts supplied by the manufacturers. As a leading supplier of allergen extracts, ALK-Abelló is working to promote more widespread use of finished pharmaceutical products for allergy vaccination.

Sublingual tablets – a new approach to allergy treatment

ALK-Abelló's key research and development strategy is to transfer the treatment principle behind subcutaneous allergy vaccination to fast dissolving tablets. Such tablets are an advanced technological improvement of the sublingual immunotherapy (SLIT) that has become increasingly popular in Southern Europe and Germany on the basis of scientific documentation and high levels of safety and convenience.

Like SLIT, the tablets are placed under the tongue. However, they are easier to administer and enable accurate dosing of the active substance, thereby ensuring more effective treatment. This very convenient treatment can be prescribed by specialists and GPs alike, and patients are expected to be able to administer the tablets themselves at home. So tablets are the natural choice to realize ALK-Abelló's goal of offering treatment to many more allergy patients than is the case today.

With the right partner, the allergy tablets have the potential to lift ALK-Abelló's treatment method from its current niche-market position into the mainstream market for treatment of allergic respiratory diseases.

In October 2002, the pharmaceutical giant Schering-Plough acquired an option to co-develop and co-promote all non-subcutaneous products in ALK-Abelló's pipeline, including the tablets. If Schering-Plough decides to exercise the option, the foundation will have been laid for an effective marketing campaign.

Recombinant allergens – tomorrow's allergy treatment?

Today, the active ingredients in ALK-Abelló's allergy vaccines consist of naturally occurring allergens from e.g. pollen, house dust mites and animals.

In recent years ALK-Abelló's research department has built up extensive scientific know-how within recombinant technology, which can be used to develop industrially manufactured allergens. This technology also opens up opportunities for modification of the naturally occurring allergens so as to provide more effective vaccines with even fewer adverse events.

To further stimulate this development, ALK-Abelló has partnered with American Maxygen, Inc. This collaboration is planned to continue until the spring of 2004.

In cooperation with allergy clinics in several European countries and Canada, ALK-Abelló in 2003 conducted a clinical trial of the most advanced tablet-based product in its pipeline – a tablet against grass pollen allergy.

The Prograss Study comprised approximately 850 patients and was conducted as a multi-center, randomized, double-blind, placebo-controlled phase IIb-III clinical trial assessing the efficacy and safety of the tablet at three different doses of grass pollen allergen compared to placebo.

The results of The Prograss Study are expected to be published in the first quarter of the 2004 calendar year.





The activities of ALK-Abelló's clinical research department have been expanded significantly within the last few years. The department investigates the safety and efficacy of new products, but also works to create a basis for the introduction of existing products in new markets.

Meeting the patient – clinical research at ALK-Abelló

"Over the years I have tried different medication. I have probably tried everything over the counter, almost everything on prescription – every year something different. And none of it really had any effect. Now I can just go out all day if I want, and there are no symptoms at all. My quality of life is totally different."

So says hayfever patient Roy Boyce, who participated in the world's largest clinical trial of subcutaneous allergy vaccination to date, which took place in the UK and was completed in the spring of 2003. The so-called AVANZ Study documents that patients suffering from grass pollen allergy who are treated with Alutard® SQ have significantly fewer symptoms and need less traditional allergy medication than the control group (placebo). Roy Boyce and several of the more than 400 other patients, as well as a number of allergy specialists responsible for the study, can be seen on a video that was presented at the annual congress of the European Academy of Allergology and Clinical Immunology (EAACI).

CHR. HANSEN GROUP STRATEGY



Strategy. The Chr. Hansen Group comprises two business areas, each with its own value creation profile. The Chr. Hansen Group wishes to create the greatest possible shareholder value by maximizing the value of each of the two business areas. The Ingredients Sector is a business with stable growth potential which creates value by generating a satisfactory return on average invested capital. In the longer term, Chr. Hansen Holding A/S wants to be pure play within food ingredients.

The Allergy Sector, ALK-Abelló, is a biopharmaceutical business with stable growth potential in the core business and strong growth potential in the pipeline. In the core business, value is created by generating a satisfactory return on average invested capital. In the pipeline, value is created by completing the development projects within the milestones set.

Chr. Hansen Holding A/S has matured the two business areas, and they are now both ready to stand on their own feet, also on the stock exchange. This has created a basis for a separate listing of ALK-Abelló, subject to continuing satisfactory developments in the pipeline and a satisfactory capital market.

Target. The cash flow from the core business in the Allergy Sector is to contribute significantly to the financing of the pipeline development. In the Ingredients Sector, the continuing positive free cash flow must be able to cover the net financing requirement in the Allergy Sector.

Forward-looking statements

This report contains forward-looking statements, including forecasts of future revenue and operating profit. Such statements are subject to risks and uncertainties as various factors, many of which are beyond the Chr. Hansen Group's control, may cause actual developments and results to differ materially from the expectations contained in this report. Factors that might affect such expectations include, among others, overall economic and business conditions, fluctuations in currencies, demand and competitive factors.

This report has been translated from Danish into English. However, the Danish text shall be the governing text for all purposes, and in case of any discrepancy the Danish wording shall be applicable.

FINANCIAL RISK FACTORS

As a result of the Chr. Hansen Group's global operations, the Group has a number of financial risks, including foreign exchange, interest rate, liquidity, credit and price risks, in particular as a result of fluctuations in the financial markets. The most important of those risks are monitored at head office and are managed according to policies approved by the Board of Directors. The objective is to reduce the financial risks.

Foreign exchange rate exposure. The main impact comes from exchange rate fluctuations as the Group has operations in a large number of countries, and the vast majority of the products produced in Denmark are sold abroad. The greatest exposure is to the EUR, the USD and USD-related currencies, but is limited by matching of Group assets, liabilities and costs to the geographic sales mix. One of the tools to manage the currency risk is forward exchange contracts based on the coming 12 months' net inflows in foreign currencies. The Ingredients Sector is particularly sensitive to fluctuations in exchange rates, as a 1% change in the average exchange rate would, everything else being equal, change the Ingredients Sector's EBITA by approximately 2%. At August 31, 2003, the mix of the Group's interest-bearing debt is more than one-third each in DKK and EUR, and approximately one-fourth in USD.

Liquidity risk. The Group's net interest-bearing debt at August 31, 2003, was DKK 2,297 million, which was reduced by DKK 17 million during the year. Financing is contracted at head office level on the basis of each individual company's liquidity requirements, and efforts are being made to reduce the number of local banks and increase centralized financing.

The interest rate exposure is related especially to the Group's interest-bearing liabilities. The Group's policy for its interest rate exposure is to have the average interest duration in the medium-term part of the yield curve, or about three to five years, and that about half of the Group's debt should be at floating rates. As at August 31, 2003, the Group's average interest duration was approximately four years. A change of 1 p.p. in the average interest rate on the Group's net interest-bearing debt would affect net income before tax by DKK 7 million in the coming 12-month period.

Credit risk in connection with cash and cash equivalents as well as derivatives is handled by only using financial institutions with satisfactory creditworthiness. Trade receivables are monitored closely at the local level and are distributed on a number of markets and customers. This credit risk is not considered to be unusual.

Price risk. The Group buys a number of different raw materials and products in many different countries. The prices of certain raw materials such as calf and ox vells, which are used to produce animal rennet, and natural raw materials for the production of natural colours may fluctuate widely from season to season, and the competitive situation sometimes prevents us from including these price increases in our selling prices. It is Group policy, wherever relevant, to incorporate re-negotiation clauses in contracts with customers and suppliers with respect to increases in the prices of important raw materials.

Reliability of supply. It is Group policy to secure, to the widest possible extent, the supply of critical raw materials for production and of finished products for resale to our customers. We do this by forming partnerships and concluding agreements with different suppliers of critical raw materials from a number of countries or geographic areas to ensure risk diversification. We seek reliability of supply to our customers to the widest possible extent through production of our principal products at several different factories and through global co-ordination, wherever relevant.

CHR. HANSEN GROUP REPORT

Accounting policies. The accounting policies are unchanged from the annual report for 2001/02.

Income statement. The operating profit has been reviewed above for each segment.

Net financial expenses including exchange rate losses etc. totalled DKK 130 million compared to DKK 135 million last year. Net interest income amounted to DKK 118 million, which was DKK 20 million lower than last year.

Profit from ordinary activities before tax amounted to DKK 139 million compared to DKK 173 million last year.

Tax calculated on the profit from ordinary activities for the year was DKK 59 million, equivalent to 42% of profit compared to 53% last year. The falling tax rate was primarily the result of prior-year adjustments and the effect of special legislation in certain countries. The reason for the continued relatively high tax rate was that a significant part of goodwill amortization is not tax deductible, and that a relatively large proportion of the Group's earnings derives from countries with a high tax rate.

Extraordinary expenses after tax were a provision of DKK 40 million relating to an arbitration award made by a Serbian arbitration tribunal in 1995. The arbitration award had been brought before La Cour d'Appel in Paris for execution, where Chr. Hansen Holding A/S rejected the claim, among other things because fundamental rules of due process were disregarded and serious procedural mistakes were made during the arbitration proceedings in Serbia. In February 2003, La Cour d'Appel in Paris ruled that the arbitration award could be enforced in France. Chr. Hansen Holding A/S has appealed the case to the Supreme Court of France, which is expected to hear the case in late 2004. Chr. Hansen Holding A/S has no assets in France.

The Chr. Hansen Group's net profit including minority interests was DKK 40 million compared to DKK 82 million last year, and net profit attributable to Chr. Hansen Holding A/S was DKK 9 million compared to DKK 49 million last year. The Board of Directors proposes a distribution of the net profit as shown in table 2 to the right.

Earnings per share (EPS) amounted to DKK 0.9 including extraordinary items, compared to DKK 4.8 last year.

Table 1
Operating profit (EBIT)

DKKm	
Chr. Hansen	*371*
ALK-Abelló	*(102)*
Holding/eliminations	*0*
Chr. Hansen Group	*269*

Holding/eliminations include costs totalling DKK 16 million for the preparation of a potential independent listing of ALK-Abelló.

Table 2
Distribution of net profit for the year

DKKm	
• *Dividend to shareholders, 20% of the share capital at August 31, 2003 = DKK 2.00 per share*	*20*
• *Reserve for net revaluation according to the equity method*	*(152)*
• *Transfer to other reserves*	*141*
• *Total*	*9*

Revenue by geographical segments


Denmark
Europe (excl. Denmark)
North America
Other markets
54%
1.8%
13.1%
31.1%

Table 3
Change in equity

DKKm	
• *Net profit for the year*	*9*
• *Dividend*	*(20)*
• *Exchange rate adjustments*	*(55)*
• *Hedges of future transactions*	*0*
• *Total decrease in equity*	*(66)*

Table 4
Cash flow

DKKm	***02/03***	*01/02*
Operating profit	***269***	*303*
Depreciation, amortization and impairment	***297***	*306*
Change in working capital, adjustments, etc.	***(14)***	*183*
Interest and tax paid	***(280)***	*(237)*
Cash flow from operating activities	***272***	*555*
Investments	***(282)***	*(226)*
Free cash flow	***(10)***	*329*

Table 5
Investments

DKKm	***02/03***	*01/02*
Gross investments in:		
Chr. Hansen	***244***	*236*
ALK-Abelló	***66***	*61*
Total gross investments	***310***	*297*
Disposals, etc.	***(28)***	*(71)*
Investments	***282***	*226*

Balance sheet

The invested capital fell by DKK 159 million from DKK 4,329 million at the end of 2001/02 to DKK 4,170 million at the end of 2002/03.

Equity stood at DKK 1,911 million, equivalent to 36% of total assets.

Net interest-bearing debt was reduced by DKK 17 million from DKK 2,314 million at the end of 2001/02 to DKK 2,297 million at the end of 2002/03.

Events after the end of the financial year

No other significant events have taken place after the end of the financial year than the above mentioned events relating to ALK-Abelló, see page 23.

THE CHR. HANSEN GROUP'S OUTLOOK FOR 2003/04

Assumptions. A stabilization of the global economy, and interest rates and exchange rates prevailing at the current levels, including an exchange rate of USD 1 = DKK 6.40.

Revenue is forecast at approximately DKK 4.3-4.4 billion, equivalent to organic growth of approximately 4-5%.

Profit from ordinary activities before tax. The EBITA forecasts are commented on under each sector. EBIT for the Group (operating profit before interest and tax) is forecast at DKK 250-290 million. The forecast of Group profit from ordinary activities before tax is DKK 140-170 million compared to DKK 139 million in 2002/03.

Balance sheet DKKm

Assets

0 1,000 2,000 3,000 4,000 5,000 5,236

Fixed assets *Inventories* *Receivables* *Cash*

Equity, provisions and liabilities

0 1,000 2,000 3,000 4,000 5,000 5,236

Equity *Minority interests* *Provisions* *Long-term liabilities* *Current liabilities*

SHAREHOLDER INFORMATION

Value creation for our shareholders. It is the target of Chr. Hansen Holding A/S to generate long-term and stable returns for our shareholders by way of increases of our share price and distribution of dividends.

The value-creation process in Chr. Hansen differs from the process in ALK-Abelló. In Chr. Hansen, the long-term targets are to generate a return on average invested capital (ROAIC) of 15%, an EBITA margin of 15% and organic growth of 5%.

The value in ALK-Abelló consists of the sum of the value of the core business and the value of the pipeline. In the core business, the long-term target is to generate a return on average invested capital (ROAIC) of 15%. For the pipeline, the target is to carry out the pipeline projects in accordance with the milestones set. The likelihood of success and thus the value of the pipeline increases significantly each time a milestone is reached.

The Chr. Hansen Group has developed its two business areas to a level where they are both ready to stand on their own feet, also on the stock exchange. Thus, the foundation has been established for creating shareholder value in the form of a potential separate listing of ALK-Abelló.

Corporate governance. The Board of Directors and Corporate Management continued to implement the Nørby Committee recommendations for good corporate governance in Denmark during the financial year. The company already follows most of the recommendations, and developments in practice in this field will be evaluated regularly.

Chr. Hansen Holding A/S' share capital is divided into A and B shares. Each A share carries ten votes, and each B share carries one vote. LFI A/S holds more than 99% of the A shares and 35% of the total share capital. Through its ownership of A and B shares, LFI A/S holds 64% of the votes. One of the recommendations by the Nørby Committee is that companies with different share classes should consider whether this division is appropriate. Chr. Hansen Holding A/S believes that the existing ownership structure has been and will continue to be appropriate in the context of the company's long-term development.

The Board of Directors of Chr. Hansen Holding A/S has nine members, six of whom are elected by the shareholders at the annual general meeting, and the remaining three are elected by the company's employees. Each board member has international experience and is highly competent in the Group's business areas.

The annual general meeting of Chr. Hansen Holding A/S held on December 17, 2002, approved that the age limit for board members be lowered from 73 years to 70 years. Following the adoption of this amendment, Chr. Hansen Holding A/S only deviates from the Nørby Committee recommendations regarding the composition of the Board of Directors in one respect, namely that the board members elected by the shareholders at the annual general meeting should not be elected or re-elected for terms of more than nine years.

The Board meets six times a year, including a two-day seminar with focus on strategy and R&D. Further meetings are held as and when needed and visits are paid to major subsidiaries abroad. It is the primary responsibility of the Board to define the strategic framework for the activities of the different business areas and to maintain a constructive dialogue with the Corporate Management regarding the implementation of the strategies laid down.

It is Board policy not to award warrants to the board members.



Share-based incentive plan. The Board of Directors resolved in 2002/03 to establish an incentive plan for the Corporate Management under the authority given in article 2.8. of the articles of association. Pursuant to the Board's resolution, 65,000 warrants were awarded to the members of the Corporate Management of Chr. Hansen Holding A/S, distributed on 15,000 warrants for the President & CEO and 10,000 warrants for each of the other five members of the Corporate Management.

On September 1, 2003, an additional 65,000 warrants were awarded to the members of the Corporate Management of Chr. Hansen Holding A/S, distributed as described above. Additional information on the incentive plan, including the market value of the awards described above, appears from note 29 to the financial statements.

Share capital and shareholders. The size and composition of the company's share capital were the same as last year, and the share capital totalled DKK 101,283,600 as at August 31, 2003, of which A shares accounted for DKK 9,207,600 (920,760 shares), and B shares accounted for DKK 92,076,000 (9,207,600 shares). Each A share carries ten votes, and each B share carries one vote.

As at August 31, 2003, Chr. Hansen Holding A/S had 5,733 registered shareholders, representing just over 86% of the share capital, of which 10% was held by foreign investors. Management believes that a significant proportion of the remaining 14% of the share capital not registered in the name of holders is held by foreign investors.

	Share capital	Votes
LFI A/S	35%	64%
9 largest institutional investors	26%	14%
Others	39%	22%

Three shareholders are subject to the disclosure requirements of sections 28 a and 28 b of the Danish Companies Act:

- LFI A/S, Hellerup, Denmark:
  35.2% of the share capital, divided into A shares with a nominal value of DKK 9,194,900 and B shares with a nominal value of DKK 26,491,300

- LD Pensions, Copenhagen, Denmark:
  10.1% of the share capital

- The Danish Labour Market Supplementary Pension Fund (ATP), Hillerød, Denmark:
  10% of the share capital


300
270
240
210
180
150
Sept. 02
Nov. 02
Jan. 03
March 03
May 03
July 03 Aug. 03

Chr. Hansen Holding A/S · Ingredients peers


300
270
240
210
180
150
Sept. 02
Nov. 02
Jan. 03
March 03
May 03
July 03 Aug. 03

Chr. Hansen Holding A/S · Nordic Biotech Index

Chr. Hansen Holding A/S has issued employee shares at a discount to the market price seven times since the flotation in 1979, most recently in the spring of 1999. Employee shares are considered an important tool to attract and retain qualified employees. At the extraordinary general meeting held on February 29, 2000, the Board of Directors was authorized to make one or more increases of the share capital by up to 30% over a five-year period.

Chr. Hansen Holding shares. The volume of B shares in Chr. Hansen Holding A/S traded during the year was approximately 2 million shares, and the market value was approximately DKK 536 million.

On April 1, 2003, the Chr. Hansen Holding shares were included in the new Copenhagen Stock Exchange MidCap+ index. This initiative contributed significantly to increasing the liquidity and narrowing the spread for the shares in the MidCap+ index.

At the end of August 2003, the price per share was DKK 295, equivalent to a market capitalization of the company's B shares of approximately DKK 2.7 billion.

In order to assess the price performance of Chr. Hansen Holding A/S' shares relative to a comparable group of shares, we have established two peer group indices. The indices consist of the weighted price performance of listed companies operating within related markets and products. On the one hand, there is a food ingredients peer group with the following companies: Danisco, Degussa, DSM, Givaudan, IFF, Kerry Group, McCormick, Rhodia and Sensient Technologies. On the other hand, there is a peer group for ALK-Abelló, which consists of shares in Danske Equities' Nordic Biotech Index.

Annual general meeting. The Board of Directors intends to propose to the coming annual general meeting to be held on December 17, 2003, that dividends be paid at the same level as last year, i.e. DKK 2 per share of DKK 10, equivalent to 20% of the share capital. Dividends will be paid out on December 23, 2003.

Furthermore, the Board of Directors intends to propose amendments to the articles of association for a renewed authority to the Board to issue warrants for new B shares and, as a consequence thereof, a proposal for a renewed authority to issue new B shares when warrants are exercised, and a concurrent increase of the AA share capital to retain the ratio between the B share class on the one hand and the A and AA share classes on the other hand, and a proposal to amend the powers to sign for the company.

Investor relations policy. The Chr. Hansen Group wishes to maintain an open and reliable dialogue and a high service level for investors, analysts and the press in order to give the equity market the best possible information to price the shares – always respecting the Rules of Ethics of the Copenhagen Stock Exchange.

It is our target to gradually improve the liquidity of the Chr. Hansen Holding shares and to increase the number of foreign shareholders.

Regular meetings with investors and analysts are held in Denmark, Europe and North America. The Chr. Hansen Group does not comment on subjects of a financial nature relating to the future during a period of three weeks up to the release of financial reports.

Insight, our shareholder magazine, is published three times a year.

Investor relations activities. During the 2002/03 financial year, about 150 investor meetings were held in Brussels, Chicago, Denver, Frankfurt, Geneva, Houston, Copenhagen, London, Los Angeles, New York, Paris, San Francisco, Stockholm and Zurich.

In addition, the Chr. Hansen Group participated in various events targeting private investors in Denmark, including *Dansk Aktiemesse* and the Copenhagen Stock Exchange's MidCap+ events in Aarhus and Copenhagen.

On May 19, 2003, the Chr. Hansen Group held a capital market day, focusing on production and logistics in the Ingredients Sector. In addition, a capital market day focusing on the Allergy Sector was held on September 26, 2003.

Investors, analysts and the press are welcome to contact us regarding the Chr. Hansen Group and the Group's business areas:

José A. Moreno
Director, Investor Relations and M&A
Tel: +45 45 74 73 06
Mobile: +45 22 95 04 09
E-mail: investor@dk.chr-hansen.com
Fax: +45 45 74 88 87

For further information, please visit the Chr. Hansen Group's web site at www.chr-hansen.com, which contains relevant investor presentations, financial statements, announcements to the Copenhagen Stock Exchange, the day's share price and information on the Group's products.

Financial calendar 2003/04

Annual general meeting	
10-12, Bøge Allé,	
DK-2970 Hørsholm at 4.15 p.m.	
– and a company presentation at 3 p.m.	December 17, 2003
Dividends	
Distribution of dividends for 2002/03	December 23, 2003
Financial reports	
Three month report 2003/04	January 28, 2004
Six month report 2003/04	April 29, 2004
Nine month report 2003/04	July 5, 2004
Announcement of 2003/04 financial results	week 47, 2004
Insight shareholder magazine	
Q1 2003/04	mid-February 2004
Q2 2003/04	mid-May 2004
Q3 2003/04	end August 2004
Annual report 2003/04	end November 2004

Announcements to the Copenhagen Stock Exchange during the 2002/03 financial year:

1.	The Chr. Hansen Group's Allergy Sector, ALK-Abelló, in partnership with Schering-Plough	October 23, 2002
2.	Release date of annual report for 2001/02 for the Chr. Hansen Group and meeting of analysts	November 4, 2002
3.	Highlights of annual report 2001/02 – Chr. Hansen Group and Chr. Hansen Holding A/S	November 13, 2002
4.	Annual report 2001/02 for the Chr. Hansen Group and Chr. Hansen Holding A/S	November 13, 2002
5.	Financial calendar 2002/03 for the Chr. Hansen Group and Chr. Hansen Holding A/S	November 13, 2002
6.	New tablet-based vaccine against grass allergy ready for further development in Phase IIb-III	November 27, 2002
7.	Notice of annual general meeting	November 29, 2002
8.	Report on the annual general meeting of Chr. Hansen Holding A/S held on December 17, 2002	December 17, 2002
9.	Change of release date of quarterly report (Q1) 2002/03 for the Chr. Hansen Group and invitation to meeting of analysts	January 15, 2003
10.	Quarterly report (Q1) 2002/03 for the Chr. Hansen Group	January 22, 2003
11.	Surprising decision in La Cour d'Appel de Paris concerning Serbian claim resulting in a provision of DKK 60 million	February 27, 2003
12.	Subcutaneous allergy vaccination with Alutard® SQ is efficacious	March 9, 2003
13.	Release date of six month report 2002/03 for the Chr. Hansen Group and meeting of analysts, which will be webcast	April 11, 2003
14.	Six month report 2002/03 for the Chr. Hansen Group	April 30, 2003
15.	Release date of Q3 report 2002/03 for the Chr. Hansen Group and meeting of analysts	June 26, 2003
16.	Nine month report (Q3) 2002/03 for the Chr. Hansen Group	July 3, 2003
17.	Corrected nine month report (Q3) 2002/03 for the Chr. Hansen Group	July 3, 2003

After the end of the financial year:

1.	Awarding of warrants to the Corporate Management	September 1, 2003
2	Financial calendar for the 2003/04 financial year for the Chr. Hansen Group and Chr. Hansen Holding A/S	September 30, 2003
3.	The Chr. Hansen Group increases profit forecast for 2002/03 financial year	October 29, 2003
4.	Release date of announcement of 2002/03 financial results for the Chr. Hansen Group and meeting of analysts	November 7, 2003
5.	Announcement of 2002/03 financial results for the Chr. Hansen Group and Chr. Hansen Holding A/S	November 18, 2003

Analysts

Stockbroker	Analyst	Telephone	E-mail
Alfred Berg Bank	Jesper Breitenstein	+45 33 96 10 00	jesper.breitenstein@alfredberg.dk
Alfred Berg Bank	Poul Lykkesfeldt	+45 33 96 10 00	poul.lykkesfeldt@alfredberg.dk
Alm. Brand Børs	Michael Drøscher Jørgensen	+45 33 30 70 32	michael.droescher.joergensen@almbrand-bank.dk
BP Joseph Finance	Stephanie Touboul	+33 1 48 23 80 50	stouboul@bpjoseph.com
CAI Cheuvreux Nordic	Frans Høyer	+44 207 621 5100	fhoyer@indocdv.com
Carnegie Danmark	Lars Topholm	+45 32 88 02 00	lars.topholm@carnegie.dk
Danske Securities	Peter Kondrup	+45 33 64 90 00	peter.kondrup@danskesecurities.com
Enskilda Securities	Hans Gregersen	+45 36 97 75 00	hans.gregersen@enskilda.dk
GP Børsmæglerselskab	Andreas Bernhoft	+45 33 13 31 11	andreas_bernhoft@gpb.dk
Gudme Raaschou	Hanne Hillman	+45 33 44 90 00	hlh@gr.dk
Jyske Bank	Ulla Mouritsen	+45 89 22 22 22	um@jyskebank.dk
Nordea Securities	Stig Frederiksen	+45 33 33 33 33	stig.frederiksen@nordeasecurities.com
Nordea Securities	Henrik D. Simonsen	+45 33 33 33 33	henrik.d.simonsen@nordeasecurities.com
Nykredit Bank A/S	Allan S. Kern, sales analyst	+45 33 42 18 00	ask@nykredit.dk
Sydbank A/S	Brian Kirk	+45 33 69 78 00	brki@sydbank.dk

CHR. HANSEN HOLDING A/S, CVR no. 61 06 95 18


Niels Johansen
Nils Axelsen
Jørgen Worning
Svend Laulund

BOARD OF DIRECTORS: Anne Birgitte Lundholt Sven Dyrløv Madsen Susanne Grøn Peter Foss

The following information has been provided on offices held in other Danish public limited companies by the members of the Board of Directors and Corporate Management of Chr. Hansen Holding A/S:

BOARD OF DIRECTORS:

Sven Dyrløv Madsen (68), (1989*) **Chairman**
Arvid Nilsson A/S
DakoCytomation A/S, Vice Chairman
Eurofins Danmark A/S, Chairman
H. Lundbeck A/S, Vice Chairman
The Lundbeck Foundation, Chairman
LFI A/S, Chairman
ØK A/S

Jørgen Worning (63), (1990*) **Vice Chairman**
Bang & Olufsen A/S, Chairman
FLS Industries A/S, Chairman

Nils Axelsen (61), (1996*)
The Lundbeck Foundation
LFI A/S

Peter Foss (47), (2002*)
FOSS A/S, President & CEO
GN Store Nord A/S

Anne Birgitte Lundholt (51), (2002*)
The Danish Bacon & Meat Council, Managing Director
Orkla ASA

Susanne Grøn** (37), (2002*)

Niels Johansen** (43), (1999*)

Svend Laulund** (49), (2002*)

* Year of election to the Board of Directors of Chr. Hansen Holding A/S
** Employee elected

CORPORATE MANAGEMENT:

Erik Sørensen (59), **President & CEO**
ISS - International Service System A/S, Chairman

Jens Bager (44)

Lars V. Frederiksen (45)

Leif Nørgaard (48)
Scion DTU A/S

Peter Olesen (57)

Hans Thorkilgaard (43)

INDEPENDENT AUDITORS:
Deloitte & Touche Statsautoriseret Revisionsaktieselskab

KPMG C. Jespersen Statsautoriseret Revisionsinteressentskab

REGISTRAR AND TRANSFER AGENT:
Danske Bank A/S
Securities Registration
Holmens Kanal 2-12
DK-1092 Copenhagen K

Shareholdings in Chr. Hansen Holding A/S:
The members of the Board of Directors hold a total of 3,373 B shares and the Corporate Management holds a total of 11,528 B shares. Other insiders, including LFI A/S, hold a total of 2,639,195 B shares.

ADOPTION OF THE ANNUAL REPORT BY THE BOARD OF DIRECTORS AND THE CORPORATE MANAGEMENT

The Board of Directors and the Corporate Management of Chr. Hansen Holding A/S today considered and adopted the annual report for the financial year ended August 31, 2003. The annual report is presented in accordance with Danish accounting legislation, Danish accounting standards and the Copenhagen Stock Exchange regulations on the presentation of financial statements. The directors' report gives a true and fair description of the company's activities, position and outlook. We consider the accounting policies to be adequate, to the effect that the financial statements of the Group and the Parent Company give a true and fair view of the Group's and the Parent Company's assets, liabilities, financial position, results of operations and cash flows. We recommend that the annual report be adopted by the annual general meeting.

Hørsholm, November 18, 2003

Corporate Management

Erik Sørensen President & CEO	Jens Bager	Lars V. Frederiksen	Leif Nørgaard	Peter Olesen	Hans Thorkilgaard

Board of Directors

Sven Dyrløv Madsen Chairman	Jørgen Worning Vice Chairman	Nils Axelsen	Peter Foss
Susanne Grøn	Niels Johansen	Svend Laulund	Anne Birgitte Lundholt

AUDITORS' REPORT

To the shareholders of Chr. Hansen Holding A/S

We have audited the annual report of the Chr. Hansen Group and Chr. Hansen Holding A/S for the financial year September 1, 2002 – August 31, 2003. The annual report is the responsibility of the Company's Management. Our responsibility is to express an opinion on the annual report based on our audit.

Basis of opinion

We conducted our audit in accordance with Danish Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual report. An audit also includes assessing the accounting policies used and significant estimates made by the Management, as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the annual report gives a true and fair view of the Group's and the Parent Company's financial position at August 31, 2003 and of the results of their operations as well as the consolidated cash flows for the financial year September 1, 2002 – August 31, 2003 in accordance with the Danish Financial Statements Act and Danish Accounting Standards.

Hørsholm, November 18, 2003

Deloitte & Touche Statsautoriseret Revisionsaktieselskab	KPMG C. Jespersen Statsautoriseret Revisionsinteressentskab

Stig Enevoldsen State Authorized Public Accountant	Jens Rudkjær State Authorized Public Accountant	Lars Andersen State Authorized Public Accountant	Michael Sten Larsen State Authorized Public Accountant

BASIS OF PRESENTATION

The annual report of Chr. Hansen Holding A/S and the Chr. Hansen Group has been prepared in accordance with the provisions of the Danish Financial Statements Act of June 7, 2001 (class D), Danish accounting standards and the Copenhagen Stock Exchange regulations on the presentation of financial statements by listed companies.

The accounting policies are unchanged from last year.

Certain editorial adjustments and clarifications that do not represent policy changes have been made to the accounting policies.

The consolidated financial statements incorporate the financial statements of Chr. Hansen Holding A/S (the Parent Company) and companies (subsidiaries) in which the Parent Company holds, directly or indirectly, 50% of the votes or any other controlling interest. Companies in which the Chr. Hansen Group holds between 20% and 50% of the votes and exercises a significant but not controlling interest are considered associates. The legal structure of the Chr. Hansen Group is shown on page 72.

The consolidated financial statements are prepared on the basis of the financial statements of the Parent Company and the subsidiaries, which are all presented in accordance with the accounting policies of the Chr. Hansen Group.

The consolidated financial statements are prepared by adding items of a like nature and eliminating intercompany income and costs, equity investments, balances and dividends as well as realized and unrealized gains and losses on transactions among the consolidated companies. The tax effect of the elimination is taken into account.

Acquisitions are accounted for using the purchase method, under which assets and liabilities in the company acquired are measured at their fair values at the date of acquisition. Expected costs of restructuring in the company acquired, planned to be made in connection with the acquisition, are recognized as provisions. The tax effect of revaluations is taken into account.

If the cost of the company acquired exceeds the fair value of the net assets of the company, the difference is recognized as goodwill. If it later turns out that the fair value of the assets or liabilities taken over deviates from the values determined at the time of acquisition, the calculation of goodwill will be adjusted until the end of the financial year following the year of acquisition if the new value does not exceed the capital value of the expected future income. All other adjustments are recognized in the income statement.

Newly acquired or newly established companies are recognized in the consolidated financial statements from the date of acquisition. Companies divested or wound up are consolidated in the income statement until the date they are divested or wound up. The comparative figures are not restated to reflect acquisitions, divestments or companies wound up.

Minority interests. Minority shareholders' proportionate share of the results of subsidiaries and equity is stated separately in the calculation of the Chr. Hansen Group's net profit and equity.

Foreign currency. Transactions denominated in foreign currency are translated into local currency on the basis of average monthly exchange rates, which roughly express the exchange rates prevailing on the transaction date. Translation differences arising between the exchange rate prevailing on the transaction date and the exchange rate prevailing on the date of payment are recognized in the income statement as financial items.

Receivables, payables and other monetary items are translated at the exchange rates prevailing on the balance sheet date. Any difference between the exchange rate at the time a receivable or payable arose and the exchange rate prevailing on the balance sheet date is recognized in the income statement under financial items.

Fixed assets acquired denominated in foreign currency are translated at the exchange rates prevailing on the transaction dates.

On consolidation, the income statements of foreign subsidiaries are translated at average exchange rates for the year, and balance sheet items are translated at the exchange rates prevailing on the balance sheet date. Exchange differences arising on the translation of the equity of subsidiaries at the beginning of the year to the exchange rates prevailing on the balance sheet date and exchange differences arising on the translation of income statements to average exchange rates for the year and the translation of balance sheets to the exchange rates prevailing on the balance sheet date are recognized directly in equity. All foreign subsidiaries are considered independent companies for foreign currency purposes.

When translating the financial statements of foreign companies which present their financial statements in currencies affected by annual inflation rates exceeding 50%, the exchange rates prevailing on the balance sheet date are used both for income statement and balance sheet items.

Derivative financial instruments are measured at fair value and recognized under other receivables or other payables, respectively.

Changes in the fair value of derivative financial instruments that are designated as and qualify as fair value hedges of a recognized asset or a recognized liability are recognized in the income statement together with any changes in the value of the hedged asset or hedged liability.

Changes in the fair value of derivative financial instruments that are designated as and meet the conditions for hedging future transactions are recognized directly in equity. Income and expenses relating to such hedging transactions are transferred from equity on realization of the hedged item and are recognized under the same line item as the hedged item.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognized in the income statement under financial items as they arise.

Public loans and grants. Development loans with a clause that the debt may be waived or grants are recognized in the income statement when the related research and development costs are incurred.

In the event of repayment, repayments plus interest are charged to the income statement when the related income is recognized. Investment grants are set off against the cost of the assets for which the grants were provided and are then recognized when depreciation is recognized on the asset.

INCOME STATEMENT

The income statement is classified according to function.

Revenue is recognized in the income statement if delivery and the transfer of risk to the purchaser have taken place by the balance sheet date and the income can be made up reliably. The year's revenue is measured less commission and discounts granted in connection with the sales.

Cost of sales comprises the cost of products sold during the period. The cost includes the purchase price of raw materials, supplies and goods for resale, direct payroll costs and a proportion of production overheads, including costs for the operation and depreciation of production facilities and the operation, administration and management of factories. In addition, the costs and impairment charges to net realizable value of obsolete and slow-moving goods are recognized.

Research and development costs comprise costs incurred for salaries and wages, depreciation and other overheads as well as costs relating to research partnerships.

Research costs are recognized in the income statement when incurred. Development costs are capitalized if the conditions for capitalizing them are deemed to have been met. Otherwise, such costs are recognized in the income statement when incurred.

Development costs incurred by the Ingredients Sector are used to maintain earnings on an ongoing basis, and the conditions for capitalizing such costs are therefore not deemed to have been met.

In the Allergy Sector, it is deemed that development costs should not normally be capitalized until the development of the product has been completed and all necessary public registrations and marketing authorizations have been received.

Costs compensated in accordance with a contractual agreement with a partner are netted against the expenses incurred.

Sales and marketing expenses. Costs incurred for sales staff salaries, advertising and exhibition costs, depreciation, etc. are recognized as sales and marketing expenses.

Administrative expenses. Costs incurred for administrative staff and management, including office expenses, salaries, depreciation, etc. are recognized as administrative expenses.

Other operating income and expenses comprise income and expenses of a secondary nature relative to the activities of the Chr. Hansen Group.

Amortization of goodwill comprises the year's amortization and any impairment losses.

Restructuring costs arising in connection with acquisitions relating to the acquiring company are recognized in the balance sheet as a provision and are expensed in the income statement. Restructuring costs relating to the company acquired are included in the calculation of goodwill and are recognized in the income statement in the form of amortization of goodwill.

Profit from subsidiaries and associates. In the Parent Company's income statement, a proportionate share is recognized of each subsidiary's and associate's profit after elimination of unrealized intercompany gains and losses. The share of each company's tax is recognized under tax on profit from ordinary activities.

Financial items comprise interest receivable and interest payable, commissions, the interest component of payments on finance leases, amortization income and costs as well as value adjustments of long-term financial assets, derivative financial instruments and items denominated in foreign currency. Financial items are recognized in the income statement in the amounts relating to the financial year.

Tax on profit from ordinary activities comprises current tax on the year's expected taxable income, the year's change in deferred tax and any prior-year adjustment to tax.

The provision for deferred tax is calculated and recognized according to the liability method for all temporary differences between the accounting values and tax values of assets and liabilities.

The tax value of tax losses carried forward and negative deferred taxes are stated as assets if it is probable that they will reduce future tax payments.

The tax that would arise on a possible sale of shares in subsidiaries is not provided in the balance sheet unless such shares are expected to be sold within a short period of time.

No deferred tax liability is stated for goodwill, unless the goodwill is amortizable for tax purposes.

Deferred tax is calculated on the basis of current tax rules and tax rates in the respective countries.

The Parent Company is taxed jointly with its Danish subsidiaries. The Parent Company provides for and pays the total Danish tax based on the taxable income of these companies. The tax on the jointly taxed income is allocated between the jointly taxed companies pursuant to the modified Parent Company procedure. The deferred tax is included in the balance of the jointly taxed companies. Jointly taxed companies are included in the Danish tax prepayment scheme.

BALANCE SHEET

Intangible assets are measured at cost less accumulated amortization and impairment losses.

The cost of software includes costs of projection work, including direct payroll costs and a share of overheads.

Amortization of intangible assets is charged on a straight-line basis over the useful economic lives of the assets:

Goodwill	up to 20 years
Patents, trademarks and rights	up to 10 years
Software	10 years

Intangible assets are written down to the recoverable amount if it is deemed lower than the carrying amount. Assets are evaluated annually, including valuation and assessment of the expected useful economic lives.

Gains or losses on the disposal of intangible assets are recognized in the income statement under the same items as the related amortization.

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses.

Cost includes costs of materials, direct payroll costs and a share of overheads. For capital investments exceeding DKK 25 million, finance costs for loans during the production or installation period are recognized as part of cost.

Depreciation of property, plant and equipment is charged using the straight-line method over the estimated useful economic lives of the assets. Land is not depreciated. The expected useful economic lives are as follows:

Buildings	25-50 years
Plant and machinery	5-10 years
Other fixtures and equipment	5-10 years

Assets held under finance leases are recognized in the balance sheet as property, plant and equipment and measured at the lower of fair value at the time of acquisition and the capital value of future lease payments. Assets held under finance leases are depreciated using the same principles as other property, plant and equipment in the Chr. Hansen Group.

Assets with a short life or a value of less than DKK 50,000 are expensed in the year of acquisition.

Property, plant and equipment is written down to the recoverable amount if it is deemed to be lower than the carrying amount. Assets are evaluated annually, including valuation and assessment of the expected useful economic lives.

Gains or losses on the disposal or scrapping of property, plant and equipment are recognized in the income statement under the same items as the related depreciation.

Long-term financial assets. Investments in subsidiaries and associates are measured in the Parent Company's financial statements according to the equity method, under which the investments are measured in the balance sheet at the proportionate share of the equity value of the companies adjusted for intercompany profits/losses plus goodwill.

Subsidiaries with negative book value are accounted for as zero, and receivables from these are depreciated with the company's share of the negative equity to the extent that the receivable is regarded as uncollectable. If the negative equity exceeds the receivable the remaining amount is accounted for as a provision for payables to the extent the Parent Company has a legal or actual obligation to cover the company's negative balance.

Other securities and receivables that are accounted for as long-term financial assets are measured at fair value.

Inventories are measured at cost using the FIFO method. If the net realizable value is lower, the inventories are written down to such lower value.

Cost includes the costs of raw materials, supplies, direct payroll costs and a proportion of production overheads, including costs for the operation and depreciation of production facilities and the operation, administration and management of factories.

Receivables are measured at amortized cost taking into account a potential lower value on the basis of an individual evaluation of the risk of losses.

Prepayments recognized under receivables comprise costs incurred relating to the following financial year. Prepayments are measured at cost.

Treasury shares. Acquisition and sales sums arising on the purchase and sale of treasury shares and dividends on treasury shares are recognized directly in equity.

Dividends are recognized as a debt when adopted at the annual general meeting. Dividends expected to be paid in respect of the year are stated as a separate line item under equity.

Liabilities concerning share option plan and other plans based on share price are not recognized in the balance sheet. Payments concerning these plans are recognized in equity.

Pension liabilities regarding defined benefit plans are calculated on an actuarial basis as the capitalized obligation of the pension benefits and are measured on the basis thereof after deduction of the market value of any assets attached to each plan. Actuarial gains and losses are amortized and recognized in the income statement and the balance sheet over the actuarially determined term.

Fixed periodic pension contributions (defined contribution plans) and changes in provisions for defined benefit plans are recognized in the income statement in the period in which they arise.

Other provisions are included when a legal or actual obligation has arisen as a result of an event that occurred before or on the balance sheet date, and if it is likely that the obligation implies drawing on the financial resources. Provisions are measured at net realizable value.

Debt. Financial liabilities, including mortgage debt and bank and financial loans are measured when raised at the proceeds received less transaction costs. The liabilities are later measured at amortized cost.

Capitalized residual lease liabilities on finance leases are recognized in the balance sheet as financial liabilities.

Other debt is measured at amortized cost.

Deferred income recognized under debt comprises payments received relating to income in later financial years. Deferred income is measured at cost.

OTHER ACCOUNTING INFORMATION

The cash flow statement is prepared according to the indirect method starting with operating profit and showing the Chr. Hansen Group's cash flows from operating, investing and financing activities as well as cash and cash equivalents at the beginning and end of the year.

Cash flow from operating activities is stated as operating profit for the year adjusted for non-cash operating items and change in working capital. Working capital includes inventories, receivables, trade payables and other debt relating to operations.

Cash flow from investing activities includes purchases and sales of intangible assets, property, plant and equipment and other long-term financial assets and payments in connection with acquisitions of companies and operations.

Cash flow from financing activities includes capital increases, dividends paid, and raising and repayment of long-term and short-term debt not included in working capital.

Highlights by currency show the Chr. Hansen Group's exposure in the main currencies with respect to revenue, key figures in the balance sheet, monetary items and hedged foreign currency positions.

Revenue is measured on the basis of the individual companies' invoicing currencies.

The monetary items in the balance sheet are presented in the currency in which they were contracted. Other assets and liabilities are stated on the basis of the individual companies' local currencies.

Hedged foreign currency positions include forward contracts and other financial agreements.

Segment information comprises business segments and geographical segments. The segment information complies with the Chr. Hansen Group's accounting policies and with the internal financial management.

The business segment is the Chr. Hansen Group's primary segment, and information on the segment is presented in compliance with the provisions of the Danish Financial Statements Act. The geographic segment is the Chr. Hansen Group's secondary segment, and information on the segment is presented according to section 5.3.2 of the order on exemptions.

The key ratios have been calculated in accordance with "Recommendations and Ratios 1997" issued by the Danish Association of Financial Analysts.

Key figures and definitions of the ratios are stated on the flaps of the cover of this annual report.

Changes in accounting policies over the past five years

1998/99. Production overheads are recognized fully in inventories.

2001/02. Mortgage loans are recognized at amortized cost. Proposed dividend is recognized as a separate line item under equity. Changes in the value of derivative financial instruments classified as hedging instruments for future transactions are recognized directly in equity until realization of the hedged item.

INCOME STATEMENT, SEPTEMBER 1 - AUGUST 31

Chr. Hansen Holding A/S				Chr. Hansen Group	
2001/02	**2002/03**	Note	DKKm	**2002/03**	2001/02
-	-	1	**Revenue**	**4,336**	4,660
-	-	2	Cost of sales	**2,406**	2,714
-	-		**Gross profit**	**1,930**	1,946
-	-	2	Research and development costs	**486**	418
-	-	2	Sales and marketing expenses	**714**	726
30	**27**	2	Administrative expenses	**422**	448
68	**69**	2	Other operating income	**39**	40
32	**42**	2	Other operating expenses	**11**	21
6	**0**		**Operating profit before amortization of goodwill**	**336**	373
-	-	2	Amortization of goodwill	**67**	70
6	**0**		**Operating profit**	**269**	303
137	**115**	3	Profit before tax from subsidiaries	-	-
5	-		Profit before tax from associates	-	5
35	**29**	4	Interest income and other financial income	**9**	37
63	**57**	5	Interest expenses and other financial expenses	**139**	172
120	**87**		**Profit from ordinary activities before tax**	**139**	173
71	**38**	6	Tax on profit from ordinary activities	**59**	91
49	**49**		**Profit from ordinary activities after tax**	**80**	82
-	**40**	7	Extraordinary costs after tax	**40**	-
49	**9**		**Profit for the year including minority interests**	**40**	82
-	-		Minority shareholders' share of the profit of subsidiaries	**31**	33
49	**9**		**Net profit for the year**	**9**	49
4.8	**0.9**		Earnings per share (EPS) - DKK		
			Net profit for the year is proposed to be distributed as follows:		
20	**20**		Dividend to shareholders, 20% of share capital at August 31, 2003 = DKK 2 per share		
(45)	**(152)**		Reserve for net revaluation according to the equity method		
74	**141**		Transfer to other reserves		
49	**9**				

CASH FLOW STATEMENT, SEPTEMBER 1 - AUGUST 31

		Chr. Hansen Group	
DKKm	Note	**2002/03**	2001/02
Operating profit		**269**	303
Adjustments	A	**354**	259
Change in working capital	B	**(71)**	230
One-off expenses paid		**-**	(20)
Interest income and other financial income received		**9**	37
Interest expenses and other financial expenses paid		**(139)**	(172)
Income taxes paid		**(150)**	(82)
Cash flow from operating activities		**272**	555
Acquisitions of companies and operations	C	**(13)**	-
Additions - intangible assets		**(16)**	(10)
Additions - property, plant and equipment		**(281)**	(287)
Sale of property, plant and equipment		**25**	36
Change in other long-term financial assets		**3**	35
Cash flow from investing activities		**(282)**	(226)
Free cash flow		**(10)**	329
Dividend paid to Chr. Hansen Holding A/S' shareholders		**(20)**	(20)
Change in financial liabilities		**13**	(227)
Change in minority interests		**(32)**	(31)
Cash flow from financing activities		**(39)**	(278)
Net cash flow for the year		**(49)**	51
Cash and cash equivalents at September 1		**223**	178
Unrealized gain/(loss) on foreign currency carried as cash and cash equivalents		**1**	(6)
Net cash flow for the year		**(49)**	51
Cash and cash equivalents at August 31		**175**	223
A Adjustments			
Depreciation and amortization		**297**	306
Change in provisions		**57**	(47)
Total		**354**	259
B Change in working capital			
Inventories		**(2)**	171
Receivables		**41**	(96)
Trade payables		**8**	(14)
Other payables		**(118)**	169
Total		**(71)**	230
C Acquisitions of companies and operations			
Intangible assets		**(1)**	-
Property, plant and equipment		**(5)**	-
Inventories		**(2)**	-
Receivables		**(5)**	-
Cash and cash equivalents		**(1)**	-
Net assets		**(14)**	-
Cash and cash equivalents		**1**	-
Total		**(13)**	-

The cash flow statement has been adjusted to the effect that exchange rate and inflation adjustments in foreign subsidiaries are not included in the statement. As a result, the individual figures in the cash flow statement cannot be obtained directly from the income statement and balance sheet.

BALANCE SHEET AT AUGUST 31

Chr. Hansen Holding A/S			Assets	Chr. Hansen Group	
2002	**2003**	Note	DKKm	**2003**	2002
			Fixed assets		
			Intangible assets		
-	-	8	Goodwill	**1,000**	1,115
-	-	9	Other intangible assets	**216**	247
-	-			**1,216**	1,362
			Property, plant and equipment		
365	**364**	10	Land and buildings	**1,126**	1,071
32	**27**	11	Plant and machinery	**589**	580
-	-	12	Other fixtures and equipment	**148**	154
-	-	13	Property, plant and equipment in progress	**156**	190
397	**391**			**2,019**	1,995
			Long-term financial assets		
2,040	**1,962**	14	Investments in subsidiaries	-	-
10	**42**	15	Receivables from subsidiaries	-	-
3	-	16	Investments in associates	-	3
1	-	17	Securities and receivables	**10**	12
-	-	18	Deferred tax assets	**85**	24
2,054	**2,004**			**95**	39
2,451	**2,395**		**Total fixed assets**	**3,330**	3,396
			Current assets		
			Inventories		
-	-		Raw materials and consumables	**229**	256
-	-		Work in progress	**215**	225
-	-		Manufactured goods and goods for resale	**494**	485
-	-	19		**938**	966
			Receivables		
-	-		Trade receivables	**672**	682
738	**859**		Receivables from subsidiaries	-	-
5	-		Income tax receivables	**17**	26
11	**10**	20	Other receivables	**80**	74
-	**2**	21	Prepayments	**24**	21
754	**871**			**793**	803
-	-		**Cash and cash equivalents**	**175**	223
754	**871**		**Total current assets**	**1,906**	1,992
3,205	**3,266**		**Total assets**	**5,236**	5,388

Chr. Hansen Holding A/S			Equity, provisions and liabilities	Chr. Hansen Group	
2002	**2003**	Note	DKKm	**2003**	2002
			Equity		
101	**101**	22	Share capital	**101**	101
			Reserve for net revaluation according to		
231	**-**		the equity method	**-**	-
-	**-**		Hedges of future transactions	**(1)**	(1)
1,625	**1,790**		Other reserves	**1,791**	1,857
20	**20**		Proposed dividend	**20**	20
1,977	**1,911**		**Total equity**	**1,911**	1,977
			Minority interests	**40**	42
			Provisions		
1	**1**	23	Pensions and similar liabilities	**74**	81
38	**14**	24	Deferred tax	**47**	64
-	**60**	25	Other provisions	**63**	7
39	**75**		**Total provisions**	**184**	152
			Debt		
			Long-term debt		
204	**188**	26	Mortgage debt	**364**	390
592	**343**	26	Bank loans and financial loans	**1,218**	1,573
-	**-**	26	Other payables	**1**	1
796	**531**			**1,583**	1,964
			Short-term debt		
15	**16**		Mortgage debt and other long-term debt	**44**	71
243	**612**		Bank loans and financial loans	**856**	514
17	**10**		Trade payables	**264**	261
97	**93**		Payables to subsidiaries	**-**	-
-	**-**		Income taxes	**28**	52
21	**18**	27	Other payables	**278**	299
-	**-**		Deferred income	**48**	56
393	**749**			**1,518**	1,253
1,189	**1,280**		**Total debt**	**3,101**	3,217
3,205	**3,266**		**Total equity and liabilities**	**5,236**	5,388

Supplementary notes

28 Treasury shares
29 Share options
30 Commitments and contingent liabilities
31 Financial instruments
32 Government loans and grants
33 Related parties
34 Highlights by currency
35 Segment information

EQUITY

DKKm	Share capital	Reserve for net reval. accord. to equity method	Hedges of future trans-actions	Other reserves	Dividend	Total equity	Minority share-holders
Chr. Hansen Holding A/S							
Equity at September 1, 2001	**101**	**442**	**-**	**1,551**	**20**	**2,114**	
Dividend paid					(20)	(20)	
Net profit for the year				49		49	
Proposed dividend				(20)	20	-	
Foreign currency translation adjustments in foreign subsidiaries		(162)				(162)	
Hedges of future transactions, movement for the year		(4)				(4)	
Transferred from net profit for the year		(45)		45		-	
Equity at August 31, 2002	**101**	**231**	**-**	**1,625**	**20**	**1,977**	
Equity at September 1, 2002	**101**	**231**	**-**	**1,625**	**20**	**1,977**	
Adjustment to prior years		(24)		24		-	
Dividend paid					(20)	(20)	
Net profit for the year				9		9	
Proposed dividend				(20)	20	-	
Foreign currency translation adjustments in foreign subsidiaries		(55)				(55)	
Hedges of future transactions, movement for the year		-				-	
Transferred from net profit for the year		(152)		152		-	
Equity at August 31, 2003	**101**	**-**	**-**	**1,790**	**20**	**1,911**	
Chr. Hansen Group							
Equity at September 1, 2001	**101**	**-**	**3**	**1,990**	**20**	**2,114**	**42**
Dividend paid					(20)	(20)	(30)
Net profit for the year				49		49	33
Proposed dividend				(20)	20	-	
Foreign currency translation adjustments in foreign subsidiaries				(162)		(162)	(3)
Hedges of future transactions, movement for the year			(4)			(4)	
Equity at August 31, 2002	**101**	**-**	**(1)**	**1,857**	**20**	**1,977**	**42**
Equity at September 1, 2002	**101**	**-**	**(1)**	**1,857**	**20**	**1,977**	**42**
Dividend paid					(20)	(20)	(32)
Net profit for the year				9		9	31
Proposed dividend				(20)	20	-	
Foreign currency translation adjustments in foreign subsidiaries				(55)		(55)	(1)
Hedges of future transactions, movement for the year			-			-	
Equity at August 31, 2003	**101**	**-**	**(1)**	**1,791**	**20**	**1,911**	**40**

Chr. Hansen Holding A/S			Chr. Hansen Group	
2001/02	**2002/03**	DKKm	**2002/03**	2001/02
		1 Revenue		
		Geographical segments		
		Denmark	**79**	75
		Europe (excl. Denmark)	**2,341**	2,322
		North America	**1,348**	1,620
		Other markets	**568**	643
		Total	**4,336**	4,660
		Sectors		
		Ingredients Sector	**3,345**	3,680
		Allergy Sector	**991**	980
		Total	**4,336**	4,660

The geographical segment information above is based on customer location.

2 Cost of sales, research and development costs, sales and marketing expenses, administrative expenses and other operating income and expenses

These costs include staff costs, depreciation and amortization, cost allowance, etc. received, costs attributable to operating leases, and fees to the Chr. Hansen Group's auditors as follows:

2001/02	**2002/03**	DKKm	**2002/03**	2001/02
		Staff costs		
3	**3**	Wages and salaries, etc.	**1,125**	1,102
-	**-**	Pensions	**62**	60
-	**-**	Social security costs, etc.	**165**	164
3	**3**		**1,352**	1,326
3	**3**	Salaries etc. to the Corporate Management of Chr. Hansen Holding A/S	**13**	12
2	**2**	Fees to the Board of Directors of Chr. Hansen Holding A/S	**2**	2
8	**8**	**Total**	**1,367**	1,340

For information on share option plan see note 29

2001/02	**2002/03**		**2002/03**	2001/02
5	**5**	Average number of employees	**3,561**	3,423
5	**6**	Number of employees at year-end	**3,631**	3,460

Chr. Hansen Holding A/S			Chr. Hansen Group	
2001/02	**2002/03**	DKKm	**2002/03**	2001/02
		2 Cost of sales, research and development costs, sales and marketing expenses, administrative expenses and other operating income and expenses (continued)		
		Depreciation and amortization		
-	-	Cost of sales	**131**	129
-	-	Research and development costs	**25**	14
-	-	Sales and marketing expenses	**19**	21
-	-	Administrative expenses	**55**	72
16	**16**	Other operating expenses	**-**	-
-	-	Amortization of goodwill	**67**	70
16	**16**	**Total**	**297**	306
		Cost allowance etc. received		
-	-	Cost allowance received and netted against research and development costs	**22**	-
-	-	Income from Schering-Plough, included in other operating income	**15**	-
		Operating leases		
-	-	Services relating to operating leases recognized as expenses	**41**	30
		Fees to the Chr. Hansen Group's auditors		
		Deloitte & Touche		
0.8	**0.8**	Audit	**4.5**	4.6
1.3	**4.7**	Other services	**7.7**	5.9
		KPMG		
0.1	**0.1**	Audit	**0.4**	0.4
-	**0.5**	Other services	**0.6**	-
		Other		
-	-	Audit	**1.0**	1.7
-	-	Other services	**1.1**	2.1
2.2	**6.1**	**Total**	**15.3**	14.7

A few of the Chr. Hansen Group's foreign companies are audited by local auditors.

Chr. Hansen Holding A/S			Chr. Hansen Group	
2001/02	**2002/03**	DKKm	**2002/03**	2001/02
		3 Profit before tax from subsidiaries		
373	**381**	Profit before tax from subsidiaries		
(236)	**(266)**	Loss before tax from subsidiaries		
137	**115**	**Total**		
		4 Interest income and other financial income		
32	**27**	Interest income from subsidiaries	**-**	-
-	**-**	Other interest income	**6**	9
3	**2**	Exchange gains	**3**	28
35	**29**	**Total**	**9**	37
		5 Interest expenses and other financial expenses		
2	**3**	Interest expenses to subsidiaries	**-**	-
61	**54**	Other interest expenses	**124**	147
-	**-**	Exchange loss	**10**	24
-	**-**	Other financial expenses	**5**	1
63	**57**	**Total**	**139**	172
		6 Tax on profit from ordinary activities		
75	**59**	Current tax on profit from ordinary activities	**138**	111
1	**(22)**	Adjustment of deferred tax on profit from ordinary activities	**(57)**	(15)
76	**37**	**Tax on profit from ordinary activities before adjustments**	**81**	96
(5)	**1**	Prior-year adjustments	**(22)**	(5)
71	**38**	**Total**	**59**	91

Reconciliation of tax rate	**2002/03 %**	**2002/03**	2001/02 %	2001/02
Danish corporate income tax rate	**30%**	**42**	30%	52
Deviation of non-Danish subsidiaries' tax relative to Danish corporate income tax rate	**16%**	**23**	13%	22
Non-taxable income and non-deductible expenses	**(3%)**	**(5)**	2%	2
Adjustment of deferred tax for change in corporate income tax rate	**(1%)**	**(1)**	-	-
Prior-year adjustments	**(16%)**	**(22)**	(3%)	(5)
Other adjustments	**2%**	**3**	(1%)	(1)
Effective tax rate before amortization of goodwill	**28%**	**40**	41%	70
Non-deductible amortization of goodwill	**14%**	**19**	12%	21
Effective tax rate	**42%**	**59**	53%	91

Chr. Hansen Holding A/S			Chr. Hansen Group	
2001/02	**2002/03**	DKKm	**2002/03**	2001/02
		7 Extraordinary costs after tax		
-	**60**	Extraordinary costs	**60**	-
-	**(20)**	Tax on extraordinary costs	**(20)**	-
-	**40**	**Total**	**40**	-

Extraordinary costs relate to a provision made for a claim raised by a former Serbian business partner, including legal costs. In March 2000, a Serbian arbitration court ruled against Chr. Hansen Holding A/S. In February 2003, despite the lack of due process at the Serbian arbitration court, La Cour d'Appel in Paris upheld the arbitration court's award, allowing enforcement of the award against the company in France. Chr. Hansen Holding A/S does not own assets in France. However, it should be expected that attempts will be made to enforce the award in a country in which Chr. Hansen Holding A/S has assets. Chr. Hansen Holding A/S has brought the ruling to the Supreme Court of France, which is expected to hear the case in late 2004.

Chr. Hansen Holding A/S			Chr. Hansen Group	
2002	**2003**	DKKm	**2003**	2002

8 Goodwill

DKKm	2003	2002
Accumulated cost at September 1	**1,391**	1,439
Currency adjustments of values at beginning of year	**(59)**	(46)
Adjustments concerning prior-year additions	**-**	(2)
Additions	**-**	-
Disposals	**-**	-
Accumulated cost at August 31	**1,332**	1,391
Amortization at September 1	**276**	212
Currency adjustments	**(11)**	(6)
Amortization for the year	**67**	70
Amortization of disposals	**-**	-
Amortization at August 31	**332**	276
Balance at August 31	**1,000**	1,115

9 Other intangible assets

DKKm	Software	Patents, trademarks and rights	2003	2002
Accumulated cost at September 1	274	188	**462**	455
Currency adjustments of values at beginning of year	-	-	**-**	(2)
Additions	15	1	**16**	10
Disposals	-	(48)	**(48)**	(1)
Accumulated cost at August 31	289	141	**430**	462
Amortization at September 1	88	127	**215**	168
Currency adjustments	-	-	**-**	-
Amortization for the year	30	17	**47**	48
Amortization of disposals	-	(48)	**(48)**	(1)
Amortization at August 31	118	96	**214**	215
Balance at August 31	171	45	**216**	247

10 Land and buildings

Holding 2002	Holding 2003	DKKm	Group 2003	Group 2002
444	**452**	Accumulated cost at September 1	**1,408**	1,411
-	**-**	Currency adjustments of values at beginning of year	**(32)**	(43)
8	**10**	Additions	**132**	76
-	**-**	Disposals	**(48)**	(36)
452	**462**	**Accumulated cost at August 31**	**1,460**	1,408

Chr. Hansen Holding A/S 2002	Chr. Hansen Holding A/S 2003	DKKm	Chr. Hansen Group 2003	Chr. Hansen Group 2002
		10 Land and buildings (continued)		
76	**87**	Depreciation and impairment at September 1	**337**	317
-	**-**	Currency adjustments	**(9)**	(8)
11	**11**	Depreciation and impairment for the year	**42**	40
-	**-**	Depreciation and impairment of disposals	**(36)**	(12)
87	**98**	**Depreciation and impairment at August 31**	**334**	337
365	**364**	**Balance at August 31**	**1,126**	1,071
6	**6**	of which financing costs	**12**	9
-	**-**	of which assets held under finance leases	**45**	-
365	**364**	Land and buildings include the buildings of the Danish Science Park at Hørsholm on leased land. The life of the lease for this land is unlimited	**364**	365
365	**364**	Land and buildings in Denmark	**643**	629
365	**364**	Value of land and buildings subject to mortgages	**643**	629
312	**312**	Value of land and buildings in Denmark at the annual public assessment of real property on January 1	**468**	468
		11 Plant and machinery		
87	**89**	Accumulated cost at September 1	**1,156**	1,129
-	**-**	Currency adjustments of values at beginning of year	**(39)**	(52)
2	**-**	Additions	**145**	118
-	**-**	Disposals	**(136)**	(39)
89	**89**	**Accumulated cost at August 31**	**1,126**	1,156
52	**57**	Depreciation and impairment at September 1	**576**	550
-	**-**	Currency adjustments	**(18)**	(37)
5	**5**	Depreciation and impairment for the year	**104**	98
-	**-**	Depreciation and impairment of disposals	**(125)**	(35)
57	**62**	**Depreciation and impairment at August 31**	**537**	576
32	**27**	**Balance at August 31**	**589**	580
-	**-**	of which financing costs	**-**	-
-	**-**	of which assets held under finance leases	**4**	1

Chr. Hansen Holding A/S			Chr. Hansen Group	
2002	**2003**	DKKm	**2003**	2002
		12 Other fixtures and equipment		
		Accumulated cost at September 1	**350**	368
		Currency adjustments of values at beginning of year	**(13)**	(21)
		Additions	**43**	44
		Disposals	**(38)**	(41)
		Accumulated cost at August 31	**342**	350
		Depreciation and impairment at September 1	**196**	195
		Currency adjustments	**(6)**	(13)
		Depreciation and impairment for the year	**38**	40
		Depreciation and impairment of disposals	**(34)**	(26)
		Depreciation and impairment at August 31	**194**	196
		Balance at August 31	**148**	154
		of which financing costs	**-**	-
		of which assets held under finance leases	**1**	-
		13 Property, plant and equipment in progress		
1	**-**	Accumulated cost at September 1	**190**	148
-	**-**	Currency adjustments of values at beginning of year	**(4)**	(8)
-	**-**	Additions	**119**	157
(1)	**-**	Disposals	**(149)**	(107)
-	**-**	**Accumulated cost at August 31**	**156**	190
-	**-**	of which financing costs	**-**	3
-	**-**	of which assets held under finance leases	**15**	43

Notes 9 - 13

Project work for own account was capitalized in the amount of DKK 3 million (2001/02: DKK 4 million).

Recognized financing costs stated in notes 10 to 13 include only assets purchased during the past six financial years.

Chr. Hansen Holding A/S			Chr. Hansen Group	
2002	**2003**	DKKm	**2003**	2002
		14 Investments in subsidiaries		
1,765	**1,833**	Accumulated cost at September 1		
68	**3**	Additions		
-	**(2)**	Disposals		
1,833	**1,834**	**Accumulated cost at August 31**		
418	**207**	Revaluation and impairment at September 1		
(162)	**(55)**	*Foreign currency translation adjustments*		
58	**(50)**	Net profit/(loss) for the year from subsidiaries		
(4)	**-**	Movement in hedges of future transactions		
(103)	**(144)**	Dividends from subsidiaries		
-	**2**	Revaluation and impairment of disposals		
207	**(40)**	**Revaluation and impairment at August 31**		
2,040	**1,794**	**Net value at August 31**		
-	**168**	of which subsidiaries with negative value, which has been netted against receivables		
2,040	**1,962**	**Balance at August 31**		
1,115	**1,000**	of which unamortized goodwill		
		15 Receivables from subsidiaries		
6	**10**	Accumulated cost at September 1		
7	**40**	Additions		
(3)	**(8)**	Disposals		
10	**42**	**Accumulated cost at August 31**		
10	**42**	**Balance at August 31**		
		16 Investments in associates		
34	**3**	Accumulated cost at September 1	**3**	34
-	**-**	Additions	**-**	-
(31)	**(3)**	Disposals	**(3)**	(31)
3	**-**	**Accumulated cost at August 31**	**-**	3
2	**-**	Revaluation and impairment at September 1	**-**	2
5	**-**	Net profit for the year in associates	**-**	5
(7)	**-**	Revaluation and impairment of disposals	**-**	(7)
-	**-**	**Revaluation and impairment at August 31**	**-**	-
3	**-**	**Balance at August 31**	**-**	3

Chr. Hansen Holding A/S			Chr. Hansen Group	
2002	**2003**	DKKm	**2003**	2002
		17 Securities and receivables		
1	**1**	Accumulated cost at September 1	**5**	7
-	**-**	Currency adjustments of values at beginning of year	**(1)**	-
-	**-**	Additions	**2**	-
-	**(1)**	Disposals	**(3)**	(2)
1	**-**	**Accumulated cost at August 31**	**3**	5
-	**-**	Revaluation and impairment at September 1	**7**	9
-	**-**	Currency and value adjustments	**-**	(2)
-	**-**	Revaluation and impairment of disposals	**-**	-
-	**-**	**Revaluation and impairment at August 31**	**7**	7
1	**-**	**Balance at August 31**	**10**	12
		18 Deferred tax assets		
		Balance at September 1	**24**	66
		Adjustment for the profit for the year	**42**	(42)
		Prior-year adjustments	**19**	-
		Balance at August 31	**85**	24

Please see note 24.

		19 Inventories		
		Direct materials	**619**	653
		Direct and indirect production costs	**319**	313
		Total	**938**	966

Inventories carried at net realizable value are insignificant.

The Chr. Hansen Group has not used inventories as collateral for debt.

		20 Other receivables		
-	**-**	Derivative financial instruments	**20**	18
-	**-**	VAT and other taxes	**10**	11
11	**10**	Miscellaneous receivables	**50**	45
11	**10**	**Total**	**80**	74
		21 Prepayments		
-	**2**	Operating expenses	**12**	12
-	**-**	Insurance	**5**	2
-	**-**	Other prepayments	**7**	7
-	**2**	**Total**	**24**	21

Chr. Hansen Holding A/S 2002	Chr. Hansen Holding A/S 2003	DKKm	Chr. Hansen Group 2003	Chr. Hansen Group 2002

22 Share capital

The share capital consists of:

2002	2003	DKKm
9	**9**	A shares, 920,760 shares of DKK 10 each
92	**92**	B shares, 9,207,600 shares of DKK 10 each
101	**101**	**Total nominal value**

Each A share carries 10 votes, whereas each B share carries 1 vote.

At the extraordinary general meeting held on February 29, 2000, the Board of Directors was authorized to make one or more increases of the share capital by up to 30% over a period of five years.

Please see notes 28 and 29.

23 Pensions and similar liabilities

Holding 2002	Holding 2003	DKKm	Group 2003	Group 2002
1	**1**	Pensions	**51**	57
-	**-**	Pension-like obligations	**23**	24
1	**1**	**Total**	**74**	81

Most of the Chr. Hansen Group's employees are covered by pension plans, which are paid in whole or in part by the Group's companies. The plans vary according to the statutory rules, tax regulations and economic conditions of the countries in which the employees work, and they comprise both defined benefit plans and defined contribution plans.

Most of the pension plans are funded through payments of annual premiums to third-party insurance companies, which assume the pension liability. In such cases, the Group has no pension obligations to the employees when they leave the Group. These plans are called defined contribution pension plans. Pension contributions for such plans are recognized in the income statement when made.

For unfunded or partially funded defined benefit pension plans, where the Group has the actuarial and investment risk, the net liability determined on an actuarial basis is recognized in the balance sheet. The net liability is determined as the capital value of the estimated pension benefits less the fair value of the plan assets. These plans are primarily used in the United States and Germany, and only one minor plan was active as at August 31, 2003.

Chr. Hansen Holding A/S			Chr. Hansen Group	
2002	**2003**	DKKm	**2003**	2002

23 Pensions and similar liabilities (continued)

When changes occur in the assumptions, such as the discount rate, inflation rate, mortality rate and disability rate, and in the event of differences between the expected and actual return on plan assets, the net liability calculated on an actuarial basis will change. Such movements in the net liability are called actuarial gains or losses. If the actuarial gain or the actuarial loss exceeds 10% of the capital value determined, such gains or losses are amortized and recognized in the income statement and the balance sheet over the employees' expected remaining working period with the Group. Losses and gains are determined per pension plan.

2002	2003	DKKm	2003	2002
		Defined contribution pension plans		
		Costs in the current financial year	**39**	55
		Defined benefit pension plans		
		The calculation of the obligation in respect of defined benefit pension plans is based on the following assumptions:		
		Discount rate	**6%**	6-7%
		Expected return on plan assets	**7.5%**	7.5%
		Expected rate of salary increases (only active plans)	**3%**	3%
-	**-**	Pension costs in the current financial year	**3**	2
-	**-**	Interest on the obligations	**6**	6
-	**-**	Expected return on plan assets loss	**(2)**	(3)
-	**-**	The year's amortization of actuarial losses	**(3)**	-
-	**-**	**Costs in the current financial year**	**4**	5
-	**-**	**Realized return on plan assets, (gain)/loss**	**(1)**	6
		Provisions for defined benefit plans		
-	**-**	Capital value of funded pension obligations	**48**	55
-	**-**	Fair value of plan assets	**(30)**	(33)
-	**-**	Net funded pension obligations	**18**	22
1	**1**	Capital value of unfunded pension obligations	**43**	41
-	**-**	Unrecognized actuarial loss	**(10)**	(6)
1	**1**	**Total**	**51**	57
		Movement in provisions for defined benefit plans		
1	**1**	Provisions at September 1	**57**	56
-	**-**	Currency adjustments of values at beginning of year	**(2)**	(1)
-	**-**	Movement recognized in income statement	**4**	5
-	**-**	Contributions	**(8)**	(3)
1	**1**	**Total**	**51**	57

Chr. Hansen Holding A/S 2002	2003	DKKm	Chr. Hansen Group 2003	2002
		24 Deferred tax		
38	**14**	Deferred corporate income tax	**47**	64
-	**-**	Deferred corporate income tax assets	**(85)**	(24)
38	**14**	**Net balance**	**(38)**	40
		The provision for deferred tax concerns:		
38	**36**	Intangible assets and property, plant and equipment	**54**	100
-	**-**	Inventories	**(38)**	(20)
-	**(22)**	Other assets, provisions and debt	**(44)**	(29)
-	**-**	Tax losses carried forward	**(10)**	(11)
38	**14**	**Net balance**	**(38)**	40

The tax value of tax losses carried forward is recognized to the extent they are expected to be utilized.

Unrecognized tax assets are insignificant.

Chr. Hansen Holding A/S 2002	2003	DKKm	Chr. Hansen Group 2003	2002
		25 Other provisions		
-	**-**	Balance at September 1	**7**	59
-	**-**	Currency adjustments	**-**	-
-	**60**	Additions	**60**	3
-	**-**	Disposals	**(4)**	(55)
-	**60**	**Balance at August 31**	**63**	7

Additions concern a provision made for a claim raised by a former Serbian business partner. See note 7. Other provisions primarily concern staff obligations.

Chr. Hansen Holding A/S 2002	2003	DKKm	Chr. Hansen Group 2003	2002
		26 Long-term debt		
		Due between 1 and 5 years		
64	**59**	Mortgage debt	**104**	106
249	**-**	Bank loans and financial loans	**697**	1,025
-	**-**	Other payables	**1**	-
313	**59**		**802**	1,131
		Due after more than 5 years		
140	**129**	Mortgage debt	**260**	284
343	**343**	Bank loans and financial loans	**521**	549
483	**472**		**781**	833
796	**531**	**Total**	**1,583**	1,964

Chr. Hansen Holding A/S			Chr. Hansen Group	
2002	**2003**	DKKm	**2003**	2002
		27 Other payables		
-	**4**	Salaries, holiday payments, etc.	**145**	144
2	**-**	VAT and other taxes	**42**	37
-	**-**	Derivative financial instruments	**28**	16
10	**9**	Interest	**19**	19
9	**5**	Miscellaneous payables	**44**	83
21	**18**	**Total**	**278**	299

2002	**2003**	**28 Treasury shares**
14,118	**14,118**	Holding at September 1 (number of B shares)
-	**-**	Additions
-	**-**	Disposals
14,118	**14,118**	**Holding at August 31 (number of B shares)**
0.1	**0.1**	Nominal value at August 31
0.1	**0.1**	Proportion of share capital at August 31 in %
3.3	**4.2**	Market price at August 31

29 Share options

During the financial year 2002/03, a share option plan was established for the Corporate Management entitling members to subscribe new shares in Chr. Hansen Holding A/S against cash payment of the subscription amount. Each warrant under the plan entitles the holder to subscribe one B share of DKK 10.

On April 30, 2003, 65,000 warrants were issued, comprising 15,000 warrants to the President & CEO and 10,000 warrants to each of the other members of the Corporate Management.

The warrants may be exercised during a period of three weeks from the release of the annual report, effective from the annual report for 2003/04 to and including the annual report for 2007/08. If the warrant holders have not exercised their warrants within the period specified, the warrants will lapse without any compensation to the holders. The exercise of warrants is subject to employees being employed by the company on August 31, 2004.

Chr. Hansen Holding A/S			Chr. Hansen Group	
2002	**2003**	DKKm	**2003**	2002

29 Share options (continued)

The exercise price of the warrants has been fixed at the average of the current price of Chr. Hansen Holding shares during a period prior to issue plus 5%, equivalent to DKK 251 per share.

The theoretical market value of the plan, applying the Black & Scholes model, was approximately DKK 6 million at August 31, 2003, assuming annual dividends of DKK 2 per share, an average term to expiration of 39 months, a risk-free interest rate of 4% and a volatility of 24%.

On exercise of all warrants and assuming that the share price on exercise is equivalent to the price on the balance sheet date, the gain on exercise of the warrants will be DKK 3 million. No costs have been recognized in the income statement relating to the share option plan.

2002	2003	**Number of outstanding warrants at August 31**
-	**65,000**	*Warrants issued*
-	-	Warrants exercised during the financial year
-	**65,000**	**Total**

Warrants issued after the balance sheet date
On September 1, 2003, a further 65,000 warrants were issued to the Corporate Management, distributed as described above.

The conditions described above also apply to the exercise of these warrants, however the exercise period is from 2004/05 to 2008/09 and subject to employees being employed by the company on August 31, 2005. The exercise price has been fixed at DKK 317, including a premium of 10%.

The theoretical market value of these warrants, applying the Black & Scholes model, was approximately DKK 4 million at September 1, 2003, based on the assumptions stated above, however, with a term to expiration of 51 months.

Allergy Sector
During the financial year 2002/03, it was resolved to introduce a share option plan for members of the Board of Management and key employees of the Allergy Sector, subject to independent listing of ALK-Abelló A/S. The plan entitles members to subscribe new shares in ALK-Abelló A/S against cash payment of the subscription amount and corresponds to 0.8% of the share capital on independent listing of the company.

After the balance sheet date, September 1, 2003, additional warrants have been awarded to the Board of Management

Chr. Hansen Holding A/S 2002	Chr. Hansen Holding A/S 2003	DKKm	Chr. Hansen Group 2003	Chr. Hansen Group 2002

29 Share options (continued)

and key employees, equivalent to 0.8% of the share capital on independent listing. The conditions described above also apply to the exercise of these warrants.

It is not possible to determine the value of the plan on the basis of the information currently available. If the company is not listed independently, the share option plan will be replaced by a bonus plan. No costs have been recognized in the income statement relating to the share option plan for the Allergy Sector.

30 Commitments and contingent liabilities

Chr. Hansen Holding A/S 2002	Chr. Hansen Holding A/S 2003	DKKm	Chr. Hansen Group 2003	Chr. Hansen Group 2002
-	-	**Guarantee commitments**	**44**	63
-	-	**Obligations under operating leases**		
-	-	Due within 1 year	**56**	34
-	-	Due between 1-5 years	**46**	56
-	-	Due after more than 5 years	**12**	8
-	-	**Total**	**114**	98
-	-	**Obligations under finance leases**		
-	-	Due within 1 year	**8**	6
-	-	Due between 1-5 years	**30**	23
-	-	Due after more than 5 years	**16**	20
-	-	**Total**	**54**	49

The present value of the obligations under finance leases is DKK 8 million, DKK 28 million and DKK 13 million, respectively. The obligations are recognized under debt.

Other securities and obligations
Chr. Hansen Holding A/S has provided collateral for pension plans in the amount of DKK 0.4 million.

Chr. Hansen Holding A/S is jointly and severally liable with other jointly taxed companies for corporate income tax. As at August 31, 2003, the jointly taxed companies had no current tax liability.

Chr. Hansen Holding A/S is jointly and severally liable with the subsidiaries Chr. Hansen A/S and ALK-Abelló A/S for their drawings on a joint interest pooling account with a credit limit of DKK 246 million.

Pending litigation
Besides the case mentioned in note 7, certain claims have been made against the Chr. Hansen Group. Management believes that the outcome of such disputes will not have a material impact on the Group's financial position.

Chr. Hansen Group

31 Financial instruments

The Chr. Hansen Group uses hedging instruments as part of its efforts to hedge recognized and future transactions. Such instruments include foreign currency forward contracts and interest swaps. The recognized transactions hedged comprise receivables and payables.

For additional information on exchange rate exposure, interest rate exposure and credit risk please see the financial risk factors on page 31.

Exchange rate exposure

The exchange rate exposure related to expected net payments receivable during the coming 12 months is partly hedged by foreign currency forward contracts and thus comprise a partial hedge of the net receivables recognized in the balance sheet and a partial hedge of future transactions. At August 31, the outstanding foreign currency forward transactions were as stated below:

	EUR		USD		Other		Total	
DKKm	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Contract value	**(16)**	(42)	**182**	187	**1**	(13)	**167**	132
Market value	**(16)**	(42)	**163**	169	**1**	(13)	**148**	114

The average term to expiration was 6 months at August 31, 2003. A net gain after tax of DKK 8 million (August 31, 2002: DKK 9 million) relating to hedges of future transactions has been recognized directly in equity and will, upon realization be recognized in the income statement together with the items hedged.

A statement of the Chr. Hansen Group's exchange rate exposure is included in note 34.

Interest rate exposure

The Chr. Hansen Group uses interest swaps to achieve the desired interest duration and to reduce its interest rate exposure.
Maturity periods, interest duration for interest-bearing assets and liabilities and effective interest rates at August 31, are stated below:

	Maturity periods				
			More than	Total	
	0-1 years	1-5 years	5 years	2003	2002
Securities and receivables	9	1	-	**10**	15
Trade receivables	672	-	-	**672**	682
Other receivables	119	2	-	**121**	121
Cash and cash equivalents	175	-	-	**175**	223
Financial assets	975	3	-	**978**	1,041
Mortgage debt, bank loans and financial loans	900	801	781	**2,482**	2,548
Trade accounts payable	264	-	-	**264**	261
Other financial liabilities	354	1	-	**355**	408
Financial liabilities	1,518	802	781	**3,101**	3,217

	Interest duration				
			More than	Total	
	0-1 years	1-5 years	5 years	2003	2002
Interest-bearing assets	184	1	-	**185**	235
Effective interest rates				**0-8%**	0-8%
Interest-bearing liabilities	1,017	790	676	**2,483**	2,549
Effective interest rates	2-6%	4-8%	4-6%	**2-8%**	2-8%

Chr. Hansen Group

31 Financial instruments (continued)

Interest-bearing assets and liabilities at floating rates are recognized under interest duration of less than one year. The effective interest rates are made up on the basis of the current interest rate level at August 31.

The interest duration is affected by interest swaps that change floating interest rates (less than 1 year) to fixed interest rates (between 1 and 5 years) concerning loans of DKK 442 million. A net loss after tax of DKK 9 million (August 31, 2002: DKK 10 million) relating to hedges of future transactions has been recognized directly in equity and will, upon realization be recognized in the income statement together with the items hedged.

The market value of the Chr. Hansen Group's financial assets and liabilities does not deviate significantly from the carrying value at August 31, 2003.

32 Government loans and grants

In the financial year 2002/03, the Chr. Hansen Group received government loans and grants for research and development in the amount of DKK 3 million (2001/02: DKK 4 million).

33 Related parties

Parties holding controlling interests are Chr. Hansen Holding A/S' principal shareholder, LFI A/S, and the principal shareholder of this company, the Lundbeck Foundation, and the Board of Directors and the Corporate Management of Chr. Hansen Holding A/S. Other related parties are companies in which the principal shareholders hold a controlling interest as well as their subsidiaries, in this case H. Lundbeck A/S and its subsidiaries.

Transactions with related parties

- The Corporate Management received remuneration and warrants, as described in notes 2 and 29.
- The Board of Directors received fees as described in note 2.

Other than as described above, there were only few transactions with related parties. Such transactions were immaterial.

Chr. Hansen Group

34 Highlights by currency

DKKm	DKK 2002/03	DKK 2001/02	EUR 2002/03	EUR 2001/02	USD 2002/03	USD 2001/02	Other 2002/03	Other 2001/02	Total 2002/03	Total 2001/02
Income statement										
Revenue	**83**	131	**1,466**	1,747	**1,848**	1,646	**939**	1,136	**4,336**	4,660
	2%	3%	**34%**	38%	**42%**	35%	**22%**	24%	**100%**	100%
BALANCE SHEET										
Fixed assets	**1,459**	1,481	**828**	789	**907**	995	**136**	131	**3,330**	3,396
	44%	44%	**25%**	23%	**27%**	29%	**4%**	4%	**100%**	100%
Current assets	**305**	324	**760**	762	**481**	510	**360**	396	**1,906**	1,992
	16%	16%	**40%**	38%	**25%**	26%	**19%**	20%	**100%**	100%
Total assets	**1,764**	1,805	**1,588**	1,551	**1,388**	1,505	**496**	527	**5,236**	5,388
	34%	33%	**30%**	29%	**27%**	28%	**9%**	10%	**100%**	100%
Equity and minority interests	**630**	793	**389**	278	**548**	523	**384**	425	**1,951**	2,019
	32%	39%	**20%**	14%	**28%**	26%	**20%**	21%	**100%**	100%
Provisions	**41**	22	**120**	79	**11**	41	**12**	10	**184**	152
	22%	14%	**65%**	52%	**6%**	27%	**7%**	7%	**100%**	100%
Debt	**1,093**	990	**1,079**	1,194	**829**	941	**100**	92	**3,101**	3,217
	35%	31%	**35%**	37%	**27%**	29%	**3%**	3%	**100%**	100%
Total equity and liabilities	**1,764**	1,805	**1,588**	1,551	**1,388**	1,505	**496**	527	**5,236**	5,388
	34%	33%	**30%**	29%	**27%**	28%	**9%**	10%	**100%**	100%
Financial assets	**83**	62	**479**	495	**196**	226	**220**	258	**978**	1,041
	8%	6%	**49%**	47%	**20%**	23%	**23%**	24%	**100%**	100%
Financial liabilities	**(1,093)**	(990)	**(1,079)**	(1,194)	**(829)**	(941)	**(100)**	(92)	**(3,101)**	(3,217)
	35%	31%	**35%**	37%	**27%**	29%	**3%**	3%	**100%**	100%
Hedges foreign currency positions	**35**	2	**8**	42	**(35)**	(50)	**(8)**	6	**-**	-
Monetary positions	**(975)**	(926)	**(592)**	(657)	**(668)**	(765)	**112**	172	**(2,123)**	(2,176)
	46%	43%	**28%**	30%	**31%**	35%	**(5%)**	(8%)	**100%**	100%

Other currency positions are denominated in approximately 15 different currencies.

Chr. Hansen Group

35 Segment information

DKKm	Ingredients 2002/03	Ingredients 2001/02	Allergy 2002/03	Allergy 2001/02	Holding/eliminations 2002/03	Holding/eliminations 2001/02	Chr. Hansen Group 2002/03	Chr. Hansen Group 2001/02
INCOME STATEMENT								
Revenue	**3,345**	3,681	**991**	980	**-**	(1)	**4,336**	4,660
Cost of sales	**(2,015)**	(2,307)	**(398)**	(414)	**7**	7	**(2,406)**	(2,714)
Gross profit	**1,330**	1,374	**593**	566	**7**	6	**1,930**	1,946
Research and development costs	**(228)**	(228)	**(278)**	(213)	**20**	23	**(486)**	(418)
Capacity costs, etc.	**(667)**	(730)	**(414)**	(400)	**(27)**	(25)	**(1,108)**	(1,155)
Operating profit/(loss) before amortization of goodwill (EBITA)	**435**	416	**(99)**	(47)	**-**	4	**336**	373
Amortization of goodwill	**(64)**	(67)	**(3)**	(3)	**-**	-	**(67)**	(70)
Operating profit/(loss) (EBIT)	**371**	349	**(102)**	(50)	**-**	4	**269**	303
Profit/(loss) from ordinary activities before tax	**293**	273	**(126)**	(77)	**(28)**	(23)	**139**	173
BALANCE SHEET								
Intangible assets	**1,092**	1,218	**124**	144	**-**	-	**1,216**	1,362
Property, plant and equipment	**1,380**	1,374	**248**	224	**391**	397	**2,019**	1,995
Long-term financial assets	**39**	30	**55**	6	**1**	3	**95**	39
Total fixed assets	**2,511**	2,622	**427**	374	**392**	400	**3,330**	3,396
Inventories	**656**	644	**282**	322	**-**	-	**938**	966
Receivables	**625**	629	**156**	258	**12**	(84)	**793**	803
Cash and cash equivalents	**60**	123	**115**	99	**-**	1	**175**	223
Total current assets	**1,341**	1,396	**553**	679	**12**	(83)	**1,906**	1,992
Total assets	**3,852**	4,018	**980**	1,053	**404**	317	**5,236**	5,388
Equity	**1,961**	1,933	**(168)**	106	**118**	(62)	**1,911**	1,977
Minority interests	**16**	16	**24**	26	**-**	-	**40**	42
Provisions	**63**	64	**46**	49	**75**	39	**184**	152
Long-term debt	**964**	1,069	**88**	98	**531**	797	**1,583**	1,964
Short-term debt	**848**	936	**990**	774	**(320)**	(457)	**1,518**	1,253
Total debt	**1,812**	2,005	**1,078**	872	**211**	340	**3,101**	3,217
Total equity and liabilities	**3,852**	4,018	**980**	1,053	**404**	317	**5,236**	5,388
INVESTMENTS								
Invested capital	**3,264**	3,209	**592**	744	**314**	376	**4,170**	4,329
Investments in fixed assets	**214**	157	**58**	60	**10**	9	**282**	226

GEOGRAPHICAL SEGMENTS*

DKKm	Fixed assets 2003	Fixed assets 2002	Current assets 2003	Current assets 2002	Total assets 2003	Total assets 2002	Investments in fixed assets 2003	Investments in fixed assets 2002
Denmark	**1,827**	1,822	**377**	414	**2,204**	2,236	**93**	43
Europe (excl. Denmark)	**587**	531	**879**	897	**1,466**	1,428	**111**	152
North America	**848**	984	**494**	533	**1,342**	1,517	**59**	20
Other markets	**68**	59	**156**	148	**224**	207	**19**	11
Total	**3,330**	3,396	**1,906**	1,992	**5,236**	5,388	**282**	226

The geographical segment information above is based on location of assets.

*) Revenue is stated in note 1

GROUP LEGAL STRUCTURE

at September 1, 2003 (100% share unless otherwise stated)

The Chr. Hansen Group was founded by Christian D.A. Hansen in 1874 under the name: Chr. Hansen's teknisk-kemiske Laboratorium. In addition to the companies listed below, the Chr. Hansen Group owns a small number of companies without any operational activities.

	Nominal capital in 1,000
Denmark	
Chr. Hansen Holding A/S Hørsholm	DKK 101,284
Chr. Hansen A/S Hørsholm	DKK 194,100
ALK-Abelló A/S Hørsholm	DKK 41,501
Sweden	
Chr. Hansen A/S (branch) Bromölla	
ALK-Abelló, ALK Sverige AB Kungsbacka 100% owned by ALK-Abelló A/S	SEK 500
Norway	
Chr. Hansen A/S (branch) Oslo	
ALK-Abelló, ALK Sverige AB (branch) Oslo	
Finland	
ALK-Abelló A/S (branch) Helsinki	
Poland	
Chr. Hansen Poland Sp. z.o.o. Warsaw	PLN 188
Czech Republic	
Chr. Hansen Czech Republic, s.r.o. Prague	CZK 450
United Kingdom	
Chr. Hansen Ltd. Hungerford	GBP 250
ALK-Abelló Ltd. Hungerford 100% owned by ALK-Abelló A/S	GBP 1
Ireland	
Chr. Hansen Ireland Limited Cork	EUR 1,514
France	
Chr. Hansen France S.A. Arpajon 100% owned by Chr. Hansen A/S	EUR 3,200
Germany	
Chr. Hansen GmbH Nienburg	EUR 383
ALK-Scherax Arzneimittel GmbH Hamburg 50% share (owned by ALK-Abelló A/S)	EUR 1,790
Austria	
Chr. Hansen GmbH Vienna 100% owned by Chr. Hansen GmbH, Germany	EUR 36
ALK-Abelló GmbH Linz 100% owned by ALK-Abelló A/S	EUR 73
Italy	
Chr. Hansen S.p.A. Parma	EUR 1,000
ALK-Abelló S.p.A. Milano 100% owned by ALK-Abelló S.A., Spain	EUR 880

	Nominal capital in 1,000
Netherlands	
ALK-Abelló bv Nieuwegein 100% owned by ALK-Abelló A/S	EUR 23
Spain	
Chr. Hansen, S.A. Murcia	EUR 4,449
ALK-Abelló S.A. Madrid 100% owned by ALK-Abelló A/S	EUR 4,671
Greece	
Hansen Hellas ABEE Thessaloniki	EUR 1,057
Turkey	
Peyma Chr. Hansen's A.S. Istanbul 50% share	TRL 140,000,000
USA	
Chr. Hansen, Inc. Milwaukee	USD 49,750
ALK-Abelló, Inc. Austin 100% owned by ALK-Abelló A/S	USD 6,839
ALK-Abelló, Vespa Laboratories, Inc. Spring Mills 100% owned by ALK-Abelló A/S	USD 5
Biopol Laboratory, Inc. Spokane 100% owned by ALK-Abelló, Vespa Lab., Inc.	USD 1
Canada	
Chr. Hansen Limited Toronto	CAD 24
Mexico	
Chr. Hansen de Mexico S.A. de C.V. Mexico City	MXN 25,878
Panama	
Chr. Hansen Centroamérica S.A. Panama	USD 10
Brazil	
Chr. Hansen Ind. e Com. Ltda. Valinhos	BRL 17,499
Argentina	
Chr. Hansen Argentina S.A.I.C. Quilmes	ARS 8,648
Peru	
Chr. Hansen S.A. Lima	PEN 3,482
India	
AKAY Flavours & Aromatics Ltd. Cochin 50% share	INR 206,600
Australia	
Chr. Hansen Pty Ltd Melbourne	AUD 1,004
Russia	
Chr. Hansen LLC Moscow	RUB 10,972
China	
ALK-Abelló A/S (branch) Hong Kong	

DEFINITIONS

Invested capital	*Intangible assets, property, plant and equipment, inventories and receivables excluding provisions (deferred tax excluded), trade payables, other payables and minorities*
Operating margin before amortization of goodwill (EBITA)	*Operating profit before amortization of goodwill x 100/Revenue*
Operating margin (EBIT)	*Operating profit x 100/Revenue*
RONFA (Profit ratio 1)	*Operating profit x 100/Average non-interest-bearing assets*
ROAIC	*Return on average invested capital (Operating profit x 100/Average invested capital)*
ROACE	*Return on average capital employed (Operating profit before amortization of goodwill x 100/ Average invested capital, accumulated amortization of goodwill)*
Equity ratio	*Equity at year-end x 100/Equity and liabilities at year-end*
Earnings per share before amortization of goodwill (EPSAA)	*Net profit/(loss) for the year excluding extraordinary expenses and excluding amortization of goodwill/ Average number of shares*
Earnings per share (EPS)	*Net profit/(loss) for the year excluding extraordinary expenses/Average number of shares*
Cash flow per share (CFPS)	*Cash flow from operating activities excluding minority shareholders' share/Average number of shares*
Price earnings ratio (PE)	*Share price/Earnings per share*
Price cash flow (PCF)	*Share price/Cash flow per share*
Net asset value per share	*Equity at year-end/Number of shares at year-end*
Pay-out ratio	*Dividend declared x 100/Net profit/(loss) for the year*



EPS, CFPS, PE, PCF and fully diluted key figures are calculated in accordance with "Recommendations and Ratios 1997" issued by the Danish Association of Financial Analysts.

For the calculation of fully diluted key figures, the effect of warrants issued as at August 31, 2003, has been included in equity and the number of shares, respectively. See note 29 to the financial statements.